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Exhibit 99.2

MANAGEMENT PROXY CIRCULAR

GENERAL PROXY INFORMATION

This management proxy circular (the "Circular") is furnished in connection with the solicitation of proxies by or on behalf of the management of TALISMAN ENERGY INC. (the "Company") for use at the annual and special meeting of common shareholders of the Company (the "Meeting") to be held in the Imperial Ballroom, Hyatt Regency Calgary Hotel, 700 Center Street S.E., Calgary, Alberta, Canada, on Tuesday, May 9, 2006 at 10:30 a.m. (Mountain Daylight Time) and at any adjournment thereof, for the purposes set forth in the attached notice of Meeting ("Notice of Meeting"). Please read this Circular to obtain information about how shareholders may participate at the Meeting either in person or through the use of proxies.

Solicitation of Proxies

Proxies in the enclosed form are solicited by or on behalf of the management of the Company. Solicitation of proxies will be primarily by mail, but employees and agents of the Company may also solicit proxies by telephone and by electronic means. Brokers, nominees or other persons holding shares of the Company in their names for others will be reimbursed for their reasonable charges and expenses in forwarding proxies and proxy material to non-registered shareholders. The Company has retained an independent proxy solicitation agent, Georgeson Shareholder Communications Canada Inc., to assist in the solicitation of proxies for the Meeting, at a cost not to exceed $30,000 (not including disbursements). The Company will bear the cost of all proxy solicitations on behalf of management of the Company.

Distribution of Meeting Materials

This Circular and related Meeting materials are being sent to both registered and non-registered owners of common shares ("Common Shares") of the Company. If you are a non-registered owner, and the Company, through its agent, has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

A shareholder may receive multiple packages of Meeting materials if the shareholder holds Common Shares through more than one intermediary, or if the shareholder is both a registered shareholder and a non-registered shareholder for different shareholdings. Any such shareholder should repeat the steps to vote through a proxy, appoint a proxyholder or attend the Meeting, if desired, separately for each shareholding to ensure that all the shares from the various shareholdings are represented and voted at the Meeting.

Voting Procedures

The procedures by which holders of Common Shares may exercise their right to vote with respect to matters at the Meeting will vary depending on whether the shareholder is registered or non-registered. All shareholders are advised to carefully read the voting instructions below that are applicable to them. Shareholders who have questions may call Georgeson Shareholder Communications Canada Inc. toll-free at 1-877-288-7978 for further information.

Registered Shareholders

Shareholders of the Company are either registered or non-registered. Only a relatively small number of shareholders are registered. Registered shareholders hold Common Shares of the Company in their own names because they specifically requested that their names be registered on the records of the Company or they purchased their Common Shares directly from the Company and not through an intermediary (an "Intermediary"). Intermediaries include, among others, a securities broker or dealer required to be registered to trade or deal in securities, a securities depositary, a financial institution, or a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar investment plan.

In order to vote with respect to matters being considered at the Meeting, registered shareholders must either:

  •
  attend the Meeting in person; or

  •
  communicate their voting instructions in accordance with the form of proxy provided by Computershare Trust Company of Canada ("Computershare").

M A N A G E M E N T P R O X Y C I R C U L A R 1

Any proxy to be used at the Meeting must be received by Computershare at 100 University Avenue, Toronto, Ontario M5J 2Y1 no later than 10:30 a.m. (Eastern Daylight Time) on May 8, 2006 or one business day preceding any adjournment of the Meeting. Registered shareholders may vote by proxy by any of the following means:

  •
  by mail to the address listed above (a pre-paid and pre-addressed envelope is enclosed);

  •
  by hand or by courier to the address listed above;

  •
  by telephone at 1-866-732-vote (8683); or

  •
  by Internet at www.computershare.com/ca/proxy.

Non-Registered Shareholders

Most shareholders are non-registered because their Common Shares are registered in the name of either (a) an Intermediary with whom the non-registered shareholder deals in respect of the Common Shares, or (b) a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. There are two kinds of non-registered shareholders – those who have given permission to their Intermediary to disclose their ownership information to the Company (referred to as "non-objecting beneficial owners") and those who have objected to their Intermediary's disclosure of this information (referred to as "objecting beneficial owners"). Canadian securities laws permit the Company to request and obtain a list of its non-objecting beneficial owners from Intermediaries and use that list to distribute proxy-related materials directly to non-objecting beneficial owners. The Company has decided to take advantage of these provisions.

Non-objecting beneficial owners will receive a voting information form from Computershare. Objecting beneficial owners will receive a voting information form from their Intermediary. The voting instruction form that you will receive is similar to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered holder how to vote on your behalf. No person will be admitted at the Meeting to vote by presenting a voting instruction form.

In order to vote with respect to matters being considered at the Meeting, non-registered shareholders must communicate their voting instructions in accordance with the instructions set out in the voting information provided by Computershare (in the case of non-objecting beneficial owners) or their Intermediary (in the case of objecting beneficial owners). Please note that non-registered shareholders seeking to attend the Meeting will not be recognized at the Meeting for the purpose of voting Common Shares registered in the name of an Intermediary or a clearing agency, unless the non-registered shareholder has been appointed as a proxyholder by the Intermediary or clearing agency. See "Appointment of Proxyholder" below.

Authority of Proxyholder

Your Common Shares will be voted or withheld from voting in accordance with your instructions provided on your voting instruction form or form of proxy. If you do not indicate a voting preference for an item of business presented, your Common Shares will be voted FOR the election of all individual directors named in this Circular, FOR the appointment of auditor named in this Circular and FOR the amendment of the Articles to effect a three for one division of the Common Shares, all as more particularly described under the relevant sections of this Circular.

The enclosed form of proxy or voting instruction form confers discretionary authority on the proxyholder in respect of amendments or variations to matters identified in the Notice of Meeting and other matters that may properly come before the Meeting or any adjournment thereof. As of the date of this Circular, management of the Company is not aware of any such amendments, variations or other matters to be presented at the Meeting other than those identified in the Notice of Meeting; however, if any such matter is presented, the proxy will be voted in accordance with the best judgment of the proxyholder named in the form. Where a shareholder has not specifically appointed a person as proxyholder, a management nominee will be the proxyholder, and the proxy will be voted in accordance with the best judgment of the management nominee.

Appointment of Proxyholder

The persons named as proxyholders to represent registered shareholders at the Meeting are D. D. Baldwin, Chairman of the Board and a director of the Company, and J. W. Buckee, President, Chief Executive Officer and a director of the Company. A registered shareholder has the right to appoint a person or company other than those named to represent such shareholder at the Meeting. To appoint a person other than D. D. Baldwin or J. W. Buckee as proxyholder, strike out the names of D. D. Baldwin and J. W. Buckee on the form of proxy provided and write the name of the person you would like to appoint as your proxyholder in the blank space provided. Alternatively, you can exercise your right to appoint another person as proxyholder by completing another proper form of proxy. In either case, registered shareholders should deliver the completed and executed form of proxy in the manner specified in the Notice of Meeting and under "Voting Procedures" above.

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Similar procedures should be followed by a non-registered shareholder with respect to the completion of a voting instruction form provided by Computershare or the Intermediary, as applicable, although you should read the instructions on your voting instruction form and, if necessary, confirm the instructions with either Computershare or your Intermediary, as applicable. If you are a non-registered shareholder and wish to attend the Meeting to vote in person, you must instruct Computershare or the Intermediary, as applicable, to appoint you as a proxyholder.

You should notify any person you appoint as your proxyholder. That person need not be a shareholder of the Company.

Revocation of Proxyholder

Shareholders may revoke their proxies or voting instructions as follows.

Proxies of registered shareholders submitted by mail, telephone or through the Internet using a form of proxy may be revoked by submitting a new proxy to Computershare before 10:30 a.m. (Eastern Daylight Time) on May 8, 2006, or one business day before any adjournment of the Meeting. Alternatively, a registered shareholder who wishes to revoke a proxy may do so by depositing an instrument in writing addressed to the attention of the Corporate Secretary and executed by the shareholder or by the shareholder's attorney authorized in writing. Such an instrument must be deposited at the registered office of the Company, located at Suite 3400, 888 Third Street S.W., Calgary, Alberta, T2P 5C5, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used. On the day of the Meeting or any adjournment thereof, a registered shareholder may revoke a proxy by depositing such an instrument in writing with the Chairman of the Meeting; however, it will not be effective with respect to any matter on which a vote has already been cast. In addition, a proxy may be revoked by any other manner permitted by law.

Objecting beneficial owners should contact the Intermediary through which they hold Common Shares in order to obtain instructions regarding the procedures for the revocation of any voting instructions that they previously provided to their Intermediary. Similarly, non-objecting beneficial owners should contact Computershare regarding the procedures for the revocation of any voting instructions that they previously provided to Computershare.

Interest of Certain Persons or Companies in Matters to be Acted Upon

The Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or officer or their associates or affiliates, in any matter to be acted upon at the Meeting other than as follows:

The directors and all of the officers of the Company own Common Shares of the Company. As such, their Common Shares will be impacted by the proposed division of the Common Shares described in this Circular, in the identical manner as other shareholders of the Company.

Voting Shares and Principal Holders Thereof

There were 366,263,640 Common Shares of the Company outstanding at March 1, 2006. Each Common Share is entitled to one vote on all matters to be voted upon at the Meeting.

To the knowledge of the directors or officers of the Company, there is no single shareholder who beneficially owns, directly or indirectly, or exercises control or direction over Common Shares carrying 10% or more of the voting rights attached to the Common Shares. Each of The Canadian Depository for Securities Limited and CEDE & Co. hold in excess of 10% of the Common Shares for the benefit of their respective participants.

Record Date

March 17, 2006 has been set as the record date for the purpose of determining the shareholders entitled to vote in respect of the matters to be voted upon at the Meeting, or any adjournment thereof.

M A N A G E M E N T P R O X Y C I R C U L A R 3

BUSINESS OF THE MEETING

Election of Directors

The Board of Directors is elected annually and consists of such number as fixed from time to time by resolution of the directors, such number being not less than four and not more than twenty. There are currently eleven directors. The number of directors to be elected at the Meeting has been fixed at nine. Two current directors of the Company, Al L. Flood and Dale G. Parker, will not be standing for re-election as directors at the Meeting. Each elected director will hold office until the next annual meeting or until his or her successor is duly elected or appointed.

Management of the Company proposes to nominate for election as directors at the Meeting the persons listed in the following table. All proposed nominees have consented to be named in this Circular and to serve as directors if elected. Management has no reason to believe that any of the nominees will be unable to serve as directors but, should any nominee become unable to do so for any reason prior to the Meeting, the persons named in the enclosed form of proxy or voting instruction form, unless directed to withhold from voting, reserve the right to vote for other nominees at their discretion. Shareholders should note that the form of proxy or voting instruction form provides for voting for individual directors as opposed to voting for directors as a slate.

The following table sets forth information with respect to each of the nominees for election as a director, including all officer positions currently held with the Company and principal occupation or employment for the past five years or more. In addition, the following table lists other issuers with whom each nominee is currently serving as a director. Each of the nominees has served as a director of the Company since the year he or she first became a director.

The Board of Directors has the following committees: the Audit Committee, the Executive Committee, the Governance and Nominating Committee, the Management Succession and Compensation Committee, the Pension Funds Committee and the Reserves Committee. For a description of the committees of the Board of Directors, see the Statement of Corporate Governance Practices set out in Schedule A to this Circular. Membership on the Board committees is also noted in the table below.

Name, Province or State and Country of Residence	Year First Became Director of the Company	Present Principal Occupation or Employment (including all officer positions currently held with the Company), Principal Occupation or Employment for the Past Five Years or More, and Other Current Directorships

Douglas D. Baldwin[2,3,4,6] Alberta, Canada	2001
Chairman of the Board of the Company; director of various corporations; from 1999 to 2001, President and Chief Executive Officer of TransCanada PipeLines Limited (pipeline and power company); from 1992 to 1998, Senior Vice-President and Director of Imperial Oil Limited (natural resource company); from 1988 to 1992, President and Chief Executive Officer, Esso Resources Canada Limited (natural resource company).
		Other current directorships[7]: TransCanada Corporation, TransCanada PipeLines Limited, UTS Energy Corporation and Citadel Group of Funds.
James W. Buckee[2,5] Alberta, Canada	1992
President and Chief Executive Officer of Talisman Energy Inc.; prior to May 1993, President and Chief Operating Officer of the Company; prior to August 1991, Manager, Planning of BP Exploration Company Ltd. (natural resource company).
		Other current directorships[7]: None.
William R.P. Dalton Arizona, United States	2005
Director of various corporations since 2004; Chief Executive of HSBC Bank plc (a British Clearing Bank) from 1998 to 2004; Executive Director of HSBC Holdings plc from 1998 to 2004; Global Head of Personal Financial Services for HSBC Group from 2002 to 2004; prior to 1998, held various positions in the Canadian operations of HSBC.
		Other current directorships[7]: First Choice Holidays plc

4    M A N A G E M E N T P R O X Y C I R C U L A R

Kevin S. Dunne[3,5,6] Tortola, British Virgin Islands	2003
Director of the Company; until March 2003, director of Talisman Energy Sweden AB (a wholly owned subsidiary of the Company); from 1984 until 2001, held various international senior and executive management positions with BP plc (international integrated oil and gas company) including General Manager, Abu Dhabi Company for Onshore Oil Operations (ADCO), a BP joint venture; 1991 to 1994, Corporate Associate President, BP Indonesia; 1990 to 1991, Corporate Head of Strategy for the BP Group based in London.
		Other current directorships[7]: None.
Lawrence G. Tapp[3,4] British Columbia, Canada	2001
Chairman of ATS Automation Tooling Systems Inc. (industrial automation company); director of various corporations; from 1995 to 2003, Dean of the Richard Ivey School of Business of the University of Western Ontario; from 1992 to 1995, Executive in Residence of the Faculty of Management and Adjunct Professor, University of Toronto; from 1985 to 1992, Vice Chairman, President and Chief Executive Officer of Lawson Mardon Group Limited (packaging conglomerate).
		Other current directorships[7]: ATS Automation Tooling Systems Inc., Call-Net Enterprises Inc., Wescast Industries Inc., CCL Industries Inc., and Mainstreet Equity Corp.
Stella M. Thompson[2,4,5] Alberta, Canada	1995
Principal of Governance West Inc. (corporate governance consulting company); President of Stellar Energy Ltd. (energy and management consulting company); director of various corporations; prior to June 1991, Vice-President, Planning, Business Information & Systems of Petro-Canada Products (petroleum refining and marketing company).
		Other current directorships[7]: None.
Robert G. Welty[1,3] Alberta, Canada	2003
Chairman and director of Sterling Resources Ltd. ("Sterling") (oil and gas exploration and development company) since 1998; from 1998 to 2005, Chief Executive Officer of Sterling; 1996 to 1997, President, Escondido Resources (International)  Ltd. (oil and gas exploration company); 1994 to 1995, President and Chief Executive Officer of Canadian Fracmaster Ltd. (oil field service company); 1992 to 1994, President and Chief Executive Officer of Bow Valley Energy Inc. (oil and gas exploration and development company); 1976 to 1988, President and Chief Executive Officer of Asamera Inc. (oil and gas exploration and development company).
		Other current directorships[7]: Sterling Resources Ltd. and Pan-Ocean Energy Corporation Limited.

M A N A G E M E N T P R O X Y C I R C U L A R 5

Charles R. Williamson California, United States	2006
Director of various corporations; from August to December 2005, Executive Vice-President, Chevron Corporation (integrated oil and gas company); from 2001 to September 2005, Chairman and Chief Executive Officer of Unocal Corporation ("Unocal") (oil and gas exploration and development company); prior thereto, held various executive positions within Unocal, including Executive Vice President, International Energy Operations, and Group Vice President, Asia Operations.
		Other current directorships[7]: Weyerhaeuser Inc.
Charles W. Wilson[1,2,6] Colorado, United States	2002
Director of various corporations; from 1993 to 1999, President and Chief Executive Officer of Shell Canada (integrated oil and gas company); from 1988 to 1993, Executive Vice President US Downstream Oil and Chemical of Shell Oil Company (integrated oil and gas company); prior to 1988, Vice President US Refining and Marketing of Shell Oil Company and held various positions in the domestic and international natural resource operations of Shell.
		Other current directorships[7]: ATCO Ltd., Akita Drilling Ltd., Big Rock Brewery Ltd. and Canadian Utilities Limited.

Notes:

1
Member of the Audit Committee
2
Member of the Executive Committee
3
Member of the Governance and Nominating Committee
4
Member of the Management Succession and Compensation Committee
5
Member of the Pension Funds Committee
6
Member of the Reserves Committee
7
Refers only to issuers that are reporting issuers or the equivalent in a foreign jurisdiction

Information is given below with respect to the direct and indirect beneficial ownership of, or control or direction over, Common Shares of the Company by: (1) each of the nominees for election as director; and (2) by all nominees for election as director and all executive officers appointed by the Board of Directors, as a group. Effective January 1, 2001, the Company adopted a Deferred Share Unit Plan to support the alignment of director and shareholder interests. Information is given below with respect to the deferred share unit holdings of certain directors. More information about the Deferred Share Unit Plan is provided in this Circular under the heading "Remuneration of Directors" and in Schedule A under "Director Share Ownership Policy".

6    M A N A G E M E N T P R O X Y C I R C U L A R

Name of Beneficial Owner	Common Shares Beneficially Owned[1]		Deferred Share Units[4]

Douglas D. Baldwin	12,500		20,477
James W. Buckee	181,039		Nil
William R.P. Dalton	Nil		Nil
Kevin S. Dunne	3,000		2,917
Lawrence G. Tapp	7,122		2,290
Stella M. Thompson	7,500		6,056
Robert G. Welty	7,500		4,807
Charles R. Williamson	Nil		Nil
Charles W. Wilson	3,000		10,575

Subtotal for all nominees for election as director	221,661		47,122	[3]

Total for all nominees for election as director and executive officers appointed by the Board of Directors	408,261	[2]	47,122

Notes:

1
The information regarding Common Shares beneficially owned, directly or indirectly, over which control or direction is exercised, not being within the knowledge of the Company, has been supplied by each nominee for director individually. The information is as of March 1, 2006.
2
Represents 0.1% of the Common Shares of the Company outstanding at March 1, 2006.
3
Deferred share units are held by non-employee directors only.
4
In 2004, the Board of Directors approved a new compensation structure for non-executive directors, which requires non-executive directors to allocate at least 40% of their annual Board retainer towards deferred share units. The Company does not currently intend to grant director stock options to non-executive directors.

In 2003, Stella Thompson was a director of Laidlaw Inc., a public holding company, when it obtained an order in the United States Bankruptcy Court for the Western District of New York confirming its plan of reorganization and an order from the Ontario Superior Court of Justice under the Companies' Creditors Arrangement Act (Canada) recognizing and implementing the plan in Canada.

Appointment of Auditor

Shareholders will be asked at the Meeting to pass a resolution reappointing Ernst & Young LLP, Chartered Accountants, as auditor of the Company, to hold office until the next annual meeting of shareholders. To be effective, the resolution must be passed by a majority of the votes cast thereon by the shareholders at the Meeting. Ernst & Young LLP or its predecessor has been auditor of the Company or its predecessor since 1982.

Amendment of Articles – Three for One Division of Common Shares

At the Meeting, shareholders will be asked to vote on a special resolution (the "Special Resolution") amending the Company's Articles to divide the issued and outstanding Common Shares on a three for one basis (the "Share Split").

The Company's share price as traded on the Toronto Stock Exchange ("TSX") rose by 90.4% in 2005 and by 232.1% over the five-year period from 2000-2005. Adjusting for the 3 for 1 division of the Common Shares undertaken in May, 2004, the cost of a board lot purchase increased from $1,855 at the end of 2000 to $6,160 at the end of 2005 and $6,170 at the close of trading on March 1, 2006. It is believed that Common Shares are owned primarily by institutions such as mutual funds, pension funds and life insurance companies and it is estimated that approximately 20% of the Common Shares are held by retail investors. The Board of Directors believes that the Share Split will encourage greater market liquidity and wider distribution among retail investors, as a lower share price makes a board lot more affordable.

The Share Split will not change the rights of holders of Common Shares. Each Common Share outstanding after the Share Split will be entitled to one vote and will be fully paid and non-assessable. As a result of the Share Split, there will be certain consequential amendments to outstanding rights and options to acquire Common Shares and to the Company's share-based incentive compensation plans to preserve proportionately the rights of holders of outstanding rights and options and of plan participants.

Under existing Canadian income tax law and taking into account all published proposals for amendments, the proposed Share Split will not result in taxable income or in any gain or loss to the holders of Common Shares. In computing any gain or loss on the disposition of the Common Shares, holders of Common Shares will be required to reduce the adjusted cost base of each Common Share to an amount equal to one third of the adjusted cost base of each Common Share currently held.

Also, under existing United States federal income tax law, generally the proposed Share Split will not result in taxable income or in the recognition of any gain or loss to the holders of Common Shares. The tax basis in the existing Common Shares generally will be allocated proportionately to the Common Shares held after the completion of the Share Split, resulting in a tax basis in each Common Share that is one third of the basis of the

M A N A G E M E N T P R O X Y C I R C U L A R 7

Common Shares held immediately prior to the Share Split. The holding period of the Common Shares held after the Share Split will include the holding period of the existing Common Shares for purposes of determining whether a subsequent sale of Common Shares qualifies as a short-term or long-term capital gain or loss. If a holder has two or more lots of Common Shares, bought at different dates and prices, special rules apply and the holder should consult his or her tax advisor regarding the method for allocating the tax basis and for determining the holding period of each Common Share. Other rules may apply to holders who are subject to special provisions under the U.S. Internal Revenue Code.

If the Special Resolution is passed at the Meeting and the Share Split is implemented, Articles of Amendment will be filed to divide the Common Shares and shareholders of record as of the close of business on a date to be determined by the Company, expected to be May 25, 2006 (the "Record Date"), will keep their current share certificates and will be provided with additional share certificates representing the Common Shares to which they are entitled as a result of the Share Split. It is currently expected that the Company or its transfer agent, Computershare, will mail such certificates on or about May 30, 2006 (the "Mailing Date"). Currently outstanding share certificates representing Common Shares should be retained by the holders thereof and should not be forwarded to the Company or its transfer agent. Pursuant to the rules of the Toronto Stock Exchange, the Common Shares will commence trading on a subdivided basis at the opening of business on the second trading day preceding the Record Date. Pursuant to the rules of the New York Stock Exchange, the Common Shares will commence trading on a subdivided basis on that exchange one business day after the Mailing Date.

Shareholders are not entitled to exercise any statutory rights of dissent or similar appraisal remedies in connection with the Share Split.

To be effective, the resolution to amend the Articles to give effect to the Share Split must be passed by two-thirds of the votes cast thereon by the shareholders at the Meeting. The text of the Special Resolution is set out below. The board of directors unanimously recommends that shareholders vote in favour of this resolution. The persons designated in the enclosed voting instruction form or form of proxy, unless instructed otherwise, intend to vote FOR the following resolution.

Text of Special Resolution

BE IT RESOLVED as a special resolution that:

1.
Pursuant to section 173 of the Canada Business Corporations Act (the "Act"), the Articles of the Company be amended to divide the issued and outstanding Common Shares on a three for one basis;

2.
Any one of the directors or officers of the Company is hereby authorized to sign all such documents, including, without limitation, Articles of Amendment, and to do all such acts and things, including, without limitation, delivering such Articles of Amendment to the Director under the Act, as such director or officer determines, in his or her discretion, to be necessary or advisable in order to properly implement and give effect to the foregoing; and

3.
The directors of the Company may, in their discretion, without further approval of the shareholders, revoke this special resolution at any time before the issue of a Certificate of Amendment in respect of the foregoing.

INFORMATION RELATING TO THE COMPANY

Compensation of Directors and Executive Officers

Summary of Executive Compensation

Aggregate Compensation

During the financial year ended December 31, 2005, there were eight Executive Officers of the Company who received, in aggregate, cash remuneration of $9,403,294. Cash payments made through the Employee Stock Option Plan are reported in Table 3. For this purpose, "Executive Officers" means the President and Chief Executive Officer, and Executive Vice-Presidents in charge of a principal business unit or function of the Company or its subsidiaries. The aggregate value of all other remuneration furnished to the eight Executive Officers during the financial year was $180,265 comprised of the value of Company-supplied vehicles and parking, as well as club memberships, financial counseling, certain taxable benefits, and provincial health care premiums paid by the Company on behalf of the Executive Officers.

8    M A N A G E M E N T P R O X Y C I R C U L A R

Individual Compensation

The following table sets forth all annual and long-term compensation of the individuals who were, at December 31, 2005, the Chief Executive Officer, the Executive Vice-President, Finance and Chief Financial Officer, and the next three most highly compensated Executive Officers (collectively the "Named Executive Officers"), for the 2005, 2004, and 2003 financial years of the Company.

Table 1: Summary Compensation

						Long-Term Compensation Awards
		Annual Compensation
Name and Principal Position	Year	Salary ($)	Bonus/ Variable Pay[1] ($)		Other Annual Compensation[2] ($)	Common Shares Under Option Grants[3] (#)	All Other Compensation[4] ($)

President and Chief	2005	1,104,300	1,988,000		–	300,000	151,704
Executive Officer	2004	1,047,875	1,886,175		62,762	330,000	123,484
James W. Buckee	2003	997,500	1,468,077	[6]	–	300,000	86,603

Executive Vice-President,	2005	449,125	485,328	[5]	–	88,000	47,256
Finance and Chief Financial Officer	2004	418,900	452,740	[5]	–	120,000	42,897
Michael D. McDonald	2003	393,750	427,368	5,[6]	–	105,000	31,614

Executive Vice-President,	2005	546,575	500,328	[5]	–	109,000	57,947
Frontier and International	2004	512,425	569,120	[5]	–	120,000	49,937
Operations	2003	470,000	482,748	5,[6]	–	105,000	36,927
T. Nigel D. Hares

Executive Vice-President,	2005	520,525	575,328	[5]	–	103,500	55,119
Corporate and Legal, and	2004	484,925	538,595	[5]	–	120,000	50,197
Corporate Secretary	2003	435,000	511,827	5,[6]	–	105,000	34,427
M. Jacqueline Sheppard

Executive Vice-President,	2005	451,500	500,328	[5]	–	87,000	45,885
North American Operations	2004	402,500	422,953	[5]	–	120,000	33,041
Ronald J. Eckhardt[7]	2003	277,317	230,060	[5,6]	–	51,000	14,524

Notes:

1
Amounts listed are variable pay unless otherwise noted. Variable pay for 2005 is payable on April 1, 2006.
2
Except for James W. Buckee in 2004, the perquisites and other personal benefits do not exceed the lesser of $50,000 and 10 percent of the total annual salary and bonus of the Named Executive Officers.
3
All options granted vest three years from the date of grant, subject to early vesting provisions in the event of a change of control or a Named Executive Officer becoming eligible to retire.
4
Includes the value of the Company Savings Plan contributions and life insurance premiums paid by the Company on behalf of the Named Executive Officers.
5
Includes a non-pensionable holiday bonus of $327.87 in 2003, $327.87 in 2004 and $327.87 in 2005.
6
Includes a non-pensionable one-time discretionary bonus, of $95,517 for James W. Buckee, $37,227 for Michael D. McDonald, $45,320 for T. Nigel D. Hares, $41,699 for M. Jacqueline Sheppard, and $20,635 for Ronald J. Eckhardt.
7
Effective October 1, 2003, Ronald J. Eckhardt was appointed Executive Vice President, North American Operations.

M A N A G E M E N T P R O X Y C I R C U L A R 9

Stock Option Program

The following table sets forth stock options granted under the Company's Employee Stock Option Plan (the "ESOP") during the financial year ended December 31, 2005 to each of the Named Executive Officers. Further information as to the operation of the ESOP is set forth under the Management Succession and Compensation Committee Report and the section entitled "Securities Authorized for Issuance Under Equity Compensation Plans" below.

Table 2: Option/SAR Grants During 2005

	Common Shares Under Options Granted (#)[1]	% of Total Options Granted to Employees in 2005	Exercise Price ($/Common Share)	Market Value of Common Shares on the Date of Grant[2] ($/Common Share)	Expiration Date

James W. Buckee	300,000	5.07%	42.055	42.055	March 8, 2015
Michael D. McDonald	88,000	1.49%	42.055	42.055	March 8, 2015
T. Nigel D. Hares	109,000	1.84%	42.055	42.055	March 8, 2015
M. Jacqueline Sheppard	103,500	1.75%	42.055	42.055	March 8, 2015
Ronald J. Eckhardt	87,000	1.47%	42.055	42.055	March 8, 2015

Notes:

1
The options were granted on March 9, 2005 and, subject to early vesting provisions in the event of a change of control or a Named Executive Officer becoming eligible to retire, vest three years from the date of grant. The options include the cash payment feature (tandem Stock Appreciation Right (SAR)), described under the Compensation Program Design section.
2
Determined by calculating the mean of the high and low reported prices at which Common Shares were traded on the Toronto Stock Exchange (the "TSX") on the day prior to the date of grant.

At December 31, 2005, 4,409,650 options to acquire Common Shares of the Company were held by individuals who were Executive Officers of the Company during 2005. Including the options described in Table 3, options to acquire a total of 930,000 Common Shares were granted during 2005 to eight Executive Officers at a weighted average price of $42.055.

The following table sets out the details of options exercised and the aggregate value realized by the particular Named Executive Officer during 2005 and, in addition, sets out the aggregate number of outstanding exercisable options owned by each of the Named Executive Officers, categorized as being either exercisable or unexercisable as at December 31, 2005, together with the value of such options at the end of the year.

Table 3: Aggregated Option/SAR Exercises During 2005 and Option Values

Name	Common Shares Acquired/ Options Surrendered on Exercise[1]	Aggregate Value Realized[2] ($)	Unexercised Options at December 31, 2005 (#)		Value of Unexercised In-the-Money Options at December 31, 2005[3] ($)

			Exercisable	Unexercisable	Exercisable	Unexercisable

James W. Buckee	520,000	20,086,292	623,000	930,000	28,501,908	30,254,500
Michael D. McDonald	160,000	4,314,900	20,000	313,000	800,500	10,418,435
T. Nigel D. Hares	280,950	9,941,401	210,000	334,000	8,590,500	10,828,880
M. Jacqueline Sheppard	130,950	6,280,713	330,000	328,500	14,453,500	10,721,383
Ronald J. Eckhardt	–	–	155,400	258,000	7,199,125	8,141,960

Notes:

1
Represents the number of shares acquired on exercise, or the number of options surrendered for cancellation as a result of electing to receive the equivalent value as a cash payment.
2
Calculated by subtracting the exercise price of the option from the market price obtained per option exercised, or surrendered for cash payment, on the date of the exercise, and by multiplying that amount by the number of Common Shares under options exercised or surrendered.
3
Calculated by subtracting from the closing price per share of the Company's Common Shares on the TSX on December 30, 2005, the exercise price of the option and by multiplying that amount by the number of Common Shares under options owned. The closing trading price of the Company's Common Shares on the TSX on December 30, 2005 was $61.60.

10    M A N A G E M E N T P R O X Y C I R C U L A R

Defined Benefit Pension Plan

The Company provides all of the Named Executive Officers with retirement benefits through two plans, both of which are non-contributory defined benefits plans:

  •
  a registered defined benefit plan called the Supplementary Pension Plan for Executives of the Company (the "Supplementary Pension Plan"), and

  •
  a special pension agreement (the "Special Pension Agreement") funded through a Retirement Compensation Arrangement. The Special Pension Agreement is a non-registered plan which provides pension payments that would otherwise be payable under the Supplementary Pension Plan but which exceed the prescribed maximum allowable under the Income Tax Act.

In addition to the Named Executive Officers listed in Table 1, three other Executive Officers participated in the Supplementary Pension Plan and Special Pension Agreement in 2005.

The Supplementary Pension Plan and Special Pension Agreement are non-contributory, defined benefit plans which provide for an annual accrual of 2% of the total of Best Average Earnings and Final Average Award. "Best Average Earnings" means the average of the best three years' compensation (actual base pay for the three year period prior to January 1, 2006). "Final Average Award" means the average of the variable pay awarded during the four consecutive years prior to December 31, 2005.

Table 4 shows the estimated annual pension payments for participants in both the Supplementary Pension Plan and Special Pension Agreement. Table 5 shows the portion of the total estimated annual pension payments that are provided through the Supplementary Pension Plan.

Table 4: Annual Pension Payments ($) to Participants in both the Supplementary Pension Plan and the Special Pension Agreement

Remuneration[1]	Years of Service
	15	20	25	30	35	40	45

350,000	105,000	140,000	175,000	210,000	245,000	280,000	315,000
450,000	135,000	180,000	225,000	270,000	315,000	360,000	405,000
550,000	165,000	220,000	275,000	330,000	385,000	440,000	495,000
650,000	195,000	260,000	325,000	390,000	455,000	520,000	585,000
750,000	225,000	300,000	375,000	450,000	525,000	600,000	675,000
850,000	255,000	340,000	425,000	510,000	595,000	680,000	765,000
950,000	285,000	380,000	475,000	570,000	665,000	760,000	855,000
1,050,000	315,000	420,000	525,000	630,000	735,000	840,000	945,000
1,150,000	345,000	460,000	575,000	690,000	805,000	920,000	1,035,000
1,250,000	375,000	500,000	625,000	750,000	875,000	1,000,000	1,125,000
1,350,000	405,000	540,000	675,000	810,000	945,000	1,080,000	1,215,000
1,450,000	435,000	580,000	725,000	870,000	1,015,000	1,160,000	1,305,000
1,550,000	465,000	620,000	775,000	930,000	1,085,000	1,240,000	1,395,000
1,650,000	495,000	660,000	825,000	990,000	1,155,000	1,320,000	1,485,000
1,750,000	525,000	700,000	875,000	1,050,000	1,225,000	1,400,000	1,575,000
1,850,000	555,000	740,000	925,000	1,110,000	1,295,000	1,480,000	1,665,000
1,950,000	585,000	780,000	975,000	1,170,000	1,365,000	1,560,000	1,755,000
2,050,000	615,000	820,000	1,025,000	1,230,000	1,435,000	1,640,000	1,845,000
2,150,000	645,000	860,000	1,075,000	1,290,000	1,505,000	1,720,000	1,935,000
2,250,000	675,000	900,000	1,125,000	1,350,000	1,575,000	1,800,000	2,025,000

Note:

1
Includes Best Average Earnings plus Final Average Award. Remuneration is in $100,000 increments versus $50,000 increments in previous years.

Years of service credited in the Supplementary Pension Plan and Special Pension Agreement where applicable, as at December 31, 2005, are as follows: James W. Buckee – 28.58; Michael D. McDonald – 8.0; T. Nigel D. Hares – 11.33; M. Jacqueline Sheppard – 12.33; and Ronald J. Eckhardt – 2.25. Years of service credited on normal retirement at age 65 would be as follows: James W. Buckee – 33.92; Michael D. McDonald – 18.75; T. Nigel D. Hares – 21.33; M. Jacqueline Sheppard – 27.42; and Ronald J. Eckhardt – 16.42.

M A N A G E M E N T P R O X Y C I R C U L A R 11

James W. Buckee's pension payable from the Supplementary Pension Plan and Special Pension Agreement will be reduced by the pension formula applicable to and an amount payable by a previous employer for the period May 1977 to June 1992. Michael D. McDonald has been granted a pension enhancement recognizing the difference between employee and Supplemental Pension Plan benefits for the period prior to his enrollment in the Supplemental Pension Plan in January 1998. Pensions payable are in the form of a life annuity, with a 60% survivor benefit provided to the surviving spouse in the event of death of the Named Executive Officer. The benefits listed above are not subject to any offsets such as Canada Pension Plan or Old Age Security.

In 2004, the Company changed the pension accrual rate of the Special Pension Agreement to provide greater flexibility in recognizing and recruiting executives with senior industry experience. The formula will now provide a pension accrual from the date of participation in the Executive Pension Plan (the "Executive Plan") at a rate of 4% per year for all credited service to the earlier of seven years of participation in the Executive Plan or 14 years of Company service. For credited service after the earlier of seven years in the Executive Plan or 14 years of Company service, pension is accrued at a rate of 2% per year. This change is retroactive to August 1, 1993 and, of the Named Executive Officers, affects M. Jacqueline Sheppard (additional 2% for seven years), and T. Nigel D. Hares (additional 2% for seven years).

Table 5: Annual Pension Payments to Participants from the Supplementary Pension Plan

Remuneration[1]	Years of Service
	15	20	25	30	35	40	45

$350,000 – $2,250,000	30,000	40,000	50,000	60,000	70,000	80,000	90,000

Note:

1
Includes Best Average Earnings plus Final Average Award.

Employment Contracts and Termination of Employment Arrangements

At December 31, 2005, the Company had employment contracts in place for all Executive Vice-Presidents of the Company. The contracts provide for the payment of two years' compensation (including base salary plus target variable pay, plus benefits) in the event of a change in control of the Company. An employment contract with the President and Chief Executive Officer provides for two and one half years' compensation (including base salary plus target variable pay, plus benefits) in the event of a change in control of the Company.

The employment contract also allows for the full vesting of all unvested options for all optionees in the event of a change in control.

Composition and Role of the Management Succession and Compensation Committee

The Company's executive compensation program is administered by the Management Succession and Compensation Committee (the "Compensation Committee") of the Board of Directors. The Compensation Committee has, as part of its mandate, responsibility for the remuneration of the Executive Officers of the Company. The Compensation Committee also evaluates the performance of the Company's Executive Officers and reviews the design and competitiveness of the Company's incentive compensation programs. For the year 2005, the members of the Compensation Committee were: Douglas D. Baldwin, Al L. Flood, Lawrence G. Tapp and Stella M. Thompson. None of the members of the Compensation Committee is, or has ever been, an officer or an employee of the Company or any of its subsidiaries. The Compensation Committee meets at least twice annually or more often as needed. The Compensation Committee met four times in 2005.

Management Succession and Compensation Committee Report

Introduction and Objectives

The compensation philosophy of the Company is to reward employees, including the Chief Executive Officer and all Executive Officers, commensurate with personal achievements and the success of the Company. In doing so, all salaried employees place an element of compensation at risk. This provides the Company with flexibility and the individual with incentive to outperform expectations. The objectives of the compensation program are to attract, retain and motivate high-quality staff and to provide a sense of proprietorship.

12    M A N A G E M E N T P R O X Y C I R C U L A R

Compensation Program Design

Total compensation for all salaried staff including the Chief Executive Officer and all Executive Officers consists of four elements: base pay, variable pay (both of which are paid in cash), long-term incentives and benefits. Variable pay is an integral element of compensation necessary to keep an individual's total compensation at a competitive level. The levels of variable pay (as a percentage of actual base earnings) are as follows:

Position	2005 Variable Pay Target	2005 Variable Pay Range

President and Chief Executive Officer	100%	0 -200%
Other Executive Officers	60%	0 -120%

The combination of base pay and variable pay targets is referred to as "target total cash compensation" and is the basis on which market competitiveness is evaluated. For 2005, target total cash compensation was aimed at the top quartile of a comparable group of select senior oil and gas producers.

The compensation system is designed to ensure that total cash compensation received by the Chief Executive Officer and Executive Officers, as with all salaried staff, will be significantly higher than comparable positions in comparable companies when the Company performs well, and significantly lower than the market total cash compensation if the Company under-performs. The weighting of corporate financial and operational objectives versus individual leadership and strategic objectives in determining variable pay is split 70/30 for the Chief Executive Officer and 50/50 for the Executive Officers. Corporate objectives relate to factors including, but not limited to, cash flow per share, income, reserves, production volumes, capital expenditures, per barrel of oil equivalent costs (finding and development, operating and general and administrative), share price appreciation relative to select senior oil and gas producers, as well as health, safety and environmental performance. Measurable and defined objectives are set annually to address these standards and other strategic initiatives. The Compensation Committee also applies a subjective analysis of strategic leadership issues in determining final total cash compensation. Variable pay owing in respect of the current year is paid in a lump sum in April of the following year after a full assessment of individual and corporate results.

The long-term incentive program is comprised of stock options granted annually by the Compensation Committee to the Named Executive Officers as shown in Tables 2 and 3 and other employees. The program only has value to the extent that additional shareholder value is created over time. Stock options are viewed as an important aspect of total compensation for senior staff, serving to align the interest of executives with those of the shareholders. Option grants increase with the employee's level in the Company.

The Company amended all outstanding stock options in 2003 to include a cash payment feature (tandem Stock Appreciation Right (SAR)). Specifically, the cash payment feature provides the optionholder the right to surrender the exercisable option for cancellation in return for a cash payment from the Company. The cash payment is based on the number of options cancelled, multiplied by the amount by which the market price of the Common Shares at the time of surrender exceeds the strike price of the option. The inclusion of the cash payment feature in options granted enables the Company to provide similar benefits to optionholders without increasing the outstanding Common Shares, to the extent that optionholders utilize this feature. Since inception, 97% of the options exercised have utilized the cash payment feature.

Options are granted at the market value of the Common Shares on the day prior to the date of the grant and in a number that is at or above the median value of long-term incentives provided by upstream oil and gas industry companies, as reported through independent consulting surveys which are reviewed prior to grant. Option grants can be increased to respond to specific corporate or individual circumstances as a means of increasing incentive. Options generally vest after three years and expire within ten years of issuance.

In addition to base pay, variable pay and stock options, various perquisites and other benefits are provided on a market competitive basis. Executive Officers are also eligible to receive non-pensionable performance bonuses. These bonuses are usually project-related and acknowledge extraordinary achievements.

Effective January 1, 2005, the Company adopted executive share ownership guidelines to further support the Company's belief that share ownership requirements better align the interest of executives to those of shareholders. The guidelines require holdings by the Chief Executive Officer of four times annual base salary, Executive Vice-Presidents of two times annual base salary and by other Vice-Presidents of one times annual base salary. In calculating ownership, the aggregate value of Common Shares owned (including beneficial ownership), and the net value of all exercisable and vested stock options are used. Individuals are provided up to five years from the implementation of these guidelines, or from his or her appointment to an executive position, to reach the minimum required level of share ownership. All Executive Officers currently meet executive share ownership guideline requirements.

2005 Executive Compensation

Total compensation of the Named Executive Officers was reviewed at the Compensation Committee meeting in February 2005. The Compensation Committee approved market adjustments to base salaries for Named Executive Officers at that time, following a review of the peer group of

M A N A G E M E N T P R O X Y C I R C U L A R 13

companies used to establish compensation levels for the executive group. This peer group consists of oil and gas companies of similar size and with similar international challenges as the Company. This international comparator group reflects the combined domestic and international scope of responsibilities at the executive level and the broader geographic employment market.

In determining the 2005 variable pay for all Executive Officers, the Compensation Committee reviewed 2005 corporate performance against targets previously set out for financial and operational measures outlined under the heading "Compensation Program Design". The Compensation Committee also reviewed the individual performance of all Executive Officers in 2005 against their individual financial, operational, strategic and leadership targets established on January 1, 2005, which are a subset of the corporate performance targets. Based on these detailed reviews, variable payouts for 2005 performance were approved, as shown in Table 1 and will be paid on April 1, 2006. These payouts are above target levels, reflecting another very successful year of financial and operational results that included record cash flow, increased production, and significant share price appreciation.

Submitted by the Management Succession and Compensation Committee of the Board of Directors of Talisman Energy Inc.

  Al L. Flood, Chairman
  Douglas D. Baldwin
  Lawrence G. Tapp
  Stella M. Thompson

Performance Graph

The following graph shows the performance of Common Shares relative to the S&P/TSX Composite, the S&P/TSX Oil and Gas Exploration and Production and the S&P 500 Oil and Gas Exploration and Production indices from the period December 29, 2000 to December 30, 2005.

							Average Annual Return
$100 Investment In Base Period	At December 31
	2000	2001	2002	2003	2004	2005

Talisman Common Shares[1]	100.00	109.82	104.20	136.15	181.49	347.82	28.3%
S&P/TSX Composite Total Return Index	100.00	87.43	76.55	97.01	111.06	137.85	6.6%
S&P/TSX Oil and Gas E & P Total Return Index	100.00	103.39	120.11	144.31	203.01	352.53	28.7%
S&P 500 – Oil & Gas E & P Total Return Index[2]	100.00	79.04	77.88	96.13	129.45	215.11	16.6%

Notes:

1
Assumes dividends are reinvested.
2
In US funds, as published by S&P.

14    M A N A G E M E N T P R O X Y C I R C U L A R

Remuneration of Directors

In 2005, the Board of Directors considered and approved a new compensation structure for non-employee directors. For the year ended December 31, 2005, each non-employee director of the Company, other than the Chairman of the Board, was paid an annual fee of $66,000, which may be received as cash or in deferred share units ("DSUs"), and an additional annual fee of $44,000, which must be received in DSUs. The Chairman of the Board received an annual fee of $198,000, which may be received as cash or in DSUs (in total and inclusive of all meeting fees or committee fees), an additional annual fee of $132,000, which must be received in DSUs, and was provided Company-paid office space and reimbursement of related office expenses. Each director also received an attendance fee of $1,700 for each regular meeting of the Board of Directors attended. In addition, each committee member was paid an annual fee of $6,000 for each regular committee on which he or she served (an additional $9,000 for the Chair of a committee) and an attendance fee of $1,700 for each committee meeting attended. Each director also received a fee of $800 for each teleconference meeting held. Directors residing outside of Canada receive the same nominal fees described above, but in U.S. funds.

The Company adopted a Deferred Share Unit Plan for non-employee directors (the "DSU Plan") effective January 1, 2001. Under the DSU Plan, non-employee directors of the Company may elect, on an annual basis and in addition to their mandatory allocations above, to receive all or part of their cash compensation in the form of DSUs. The DSU Plan enhances the alignment of director and shareholder interests in that the value of the units directly tracks the performance of the Common Shares. Under the DSU Plan, DSUs are allocated to a notional account on a quarterly basis by dividing the amount of compensation that the director has elected to receive in DSUs by the market value of the Company's Common Shares. A participant in the DSU Plan is not entitled to the benefit of the value of his or her DSU Plan account until such time as the participant ceases to be a director of the Company. No shares are issued under this plan.

Non-executive directors are eligible to participate in the Director Stock Option Plan (the "DSOP"), implemented in 1998. Between 1993 and 1998, directors were eligible to participate in the ESOP. The DSOP was amended in 2003 to include the cash payment feature, described under the Compensation Program Design section, on all existing and future options. Options are fully vested after three years and expire if not exercised within ten years of issuance. No stock options have been granted to non-executive directors since 2003. As a result of the new compensation structure for non-executive directors described above, the Company does not currently intend to grant further stock options under this plan.

In May 2005, the existing director share ownership policy was further strengthened, requiring directors to own a minimum number of Common Shares and/or DSUs within five years of the effective date of the policy or for new non-executive directors, within five years of being elected to the Board. The number of Common Shares or DSUs to be owned is linked to a multiple of the annual retainer received by a director. See "Director Share Ownership Policy" in Schedule A to this Circular.

In addition, directors are reimbursed for their Company-related travel expenses. The Director who is a full-time salaried employee of the Company received no remuneration for serving as a director of the Company.

M A N A G E M E N T P R O X Y C I R C U L A R 15

Securities Authorized for Issuance Under Equity Compensation Plans

The Company has an Employee Stock Option Plan (previously defined as the "ESOP") and a Director Stock Option Plan (previously defined as the "DSOP") pursuant to which it has granted options to purchase Common Shares of the Company. The Company intends to continue to grant options under the ESOP, but does not currently intend to grant any further options under the DSOP. The ESOP and DSOP (collectively, the "Option Plans") are the only equity compensation plans that provide for the issuance of shares of the Company and both have been approved by the shareholders.

The following table provides information as at December 31, 2005 and March 1, 2006, with respect to Common Shares authorized for issuance under the Plans.

Plan Category	Number of Common Shares to be issued upon exercise of outstanding options, warrants and rights (a)		Weighted-average exercise price of outstanding options (b)		Number of Common Shares remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)

Equity compensation plans approved by securityholders	21,495,239 (Dec. 31 20,845,216 (March 1	) )	$26.14 (Dec. 31 $26.40 (March 1	) )	15,791,886[1] (Dec. 31 16,439,584 (March 1	) )
Equity compensation plans not approved by securityholders	–		–		–
Total	21,495,239 (Dec. 31 20,845,216 (March 1	) )	$26.14 (Dec. 31 $26.40 (March 1	) )	15,791,886 (Dec. 31 16,439,584 (March 1	) )

Note:

1
Includes 1,899,000 Common Shares under the DSOP, in respect of which the Company does not currently intend to grant any further options.

Employee Stock Option Plan (ESOP)

The purpose of the ESOP is to promote the interests, growth and development of the Company by providing employees with the opportunity to acquire an increased proprietary interest in the Company. The granting of options only has value to the extent that additional shareholder value is created over time. Options are viewed as an important aspect of total compensation for employees, serving to align their interest with those of the shareholders. Option grants increase with the employee's level in the Company.

As at December 31, 2005, there were 21,181,739 Common Shares, representing 5.8% of the Company's issued and outstanding Common Shares, subject to outstanding options under the ESOP, and 13,795,386 Common Shares, representing 3.8% of the Company's issued and outstanding Common Shares, remaining available for issuance under the ESOP. (There were 20,551,716 Common Shares, representing 5.6% of the Company's issued and outstanding Common Shares, subject to outstanding options under the ESOP, and 14,423,084 Common Shares, representing 3.9% of the Company's issued and outstanding Common Shares, remaining available for issuance under the ESOP as at March 1, 2006). The number of Common Shares subject to option in favour of any one employee shall not exceed 5% of the total number of Common Shares outstanding at the time of adoption of the ESOP.

The Board has delegated to the Management Succession and Compensation Committee (the "Committee") the authority to grant options pursuant to the ESOP.

The Committee may designate any full-time employee of the Company (or any of its subsidiaries) as individuals who are eligible to receive option awards under the ESOP. The vesting period of options is set at the Committee's discretion but options generally vest after three years, subject to early vesting provision in the event of a change of control or upon an employee becoming eligible to retire or death. The term of an option, while set at the Committee's discretion, shall not extend for a period of more than ten years from the date upon which it is granted. The strike price of an option is set by the Committee but must not be less than the mean of the high and low reported prices at which Common Shares were traded on the TSX on the last business day before the date on which such option is granted or, if no trade is reported on that day, not less than the mean of the bid and ask quotations on the TSX for the Common Shares at the close of business on that day.

In determining such eligible individuals and the number of Common Shares to be covered by an option, the Committee is required to consider the length of service of each employee and the duties, remuneration and present and potential contribution to the success of the Company of each employee. Options are not transferable and all options must be exercised only by the optionholder, or after his or her death, only by his or her legal representative.

16    M A N A G E M E N T P R O X Y C I R C U L A R

All options include a cash payment feature which provides the optionholder the right to surrender the exercisable option for cancellation in return for a cash payment from the Company. The cash payment is based on the number of options cancelled, multiplied by the amount by which the market price of the Common Shares at the time of surrender exceeds the strike price of the option. The inclusion of the cash payment feature enables the Company to provide similar benefits to optionholders without increasing the outstanding Common Shares, to the extent that optionholders utilize this feature. The Common Shares subject to any option that is surrendered pursuant to the cash payment feature are available for future options granted under the ESOP, as is the case for options which expire or are cancelled without having been exercised.

In addition, under the terms of the Company's standard employee stock option agreement, options expire on the earlier of the expiry date and twenty-four months after an employee's retirement. Options are forfeited upon resignation or on the fifth business day after termination for cause. In the event employment is terminated without cause, unvested options that vest within the notice period will vest on the vest date and will expire on the earlier of the expiry date and that date which is six months after the vest date. Vested options will expire on the earlier of the expiry date or six months following the date that the Company gives notice of termination.

The Board may, without shareholder approval, from time to time alter or amend the ESOP provided that the maximum aggregate number of Common Shares that may be optioned or issued shall not increase (other than from adjustments due to subdivision, consolidation or re-classification of the Common Shares) and the manner of determining the strike price shall not be altered.

Director Stock Option Plan (DSOP)

The provisions of the DSOP are substantially similar to the ESOP described above. As at December 31, 2005, there were 313,500 Common Shares, representing 0.09% of the Company's issued and outstanding Common Shares, subject to outstanding options under the DSOP. (There were 293,500 Common Shares, representing 0.08% of the Company's issued and outstanding Common Shares, subject to outstanding options under the DSOP as at March 1, 2006). As noted above, although there are 1,996,500 Common Shares remaining available for issuance pursuant to the DSOP, the Company does not currently intend to grant any further options under the DSOP as a result of a restructuring of directors' compensation in 2004.

Indebtedness of Directors and Officers

No director, proposed nominee for director, officer (nor associates of these individuals), employee or former director, officer, or employee of the Company or any of its subsidiaries has been indebted to the Company at any time since January 1, 2005.

Interests of Informed Persons in Material Transactions

The Company is not aware of any material interests, direct or indirect, of any "informed person" of the Company, any proposed director of the Company, or any associate or affiliate of any informed person or proposed director, in any transaction since January 1, 2005 or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

For the purposes of the determination above, "informed person" means: (a) a director or executive officer of the Company; (b) a director or executive officer of a company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the Company other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company after it has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

The Company complies with the conflict of interest requirements of the Canada Business Corporations Act on an ongoing basis. Directors and officers are required to disclose to the Company, in writing or by requesting to have it entered into the minutes of meetings of directors or of meetings of committees of directors, the nature and extent of any interest that they have in a material contract or material transaction, whether made or proposed, with the Company, under certain elaborated circumstances. Directors and officers are reminded at least annually of their ongoing statutory requirement to declare their interests in a material contract or a material transaction. The Chairman may, as a result of any disclosures made, require an affected director to abstain from a vote on the relevant matter in accordance with the statutory requirements. In addition, directors must comply with the conflict of interest provisions of the Company's Policy on Business Conduct and Ethics.

Statement of Corporate Governance Practices

The Company's Statement of Corporate Governance Practices is set out in Schedule A to this Circular.

M A N A G E M E N T P R O X Y C I R C U L A R 17

Audit Committee Information

Additional disclosure regarding the Audit Committee (including, but not limited to the full text of the Audit Committee Charter, a description of Audit Committee members' education and experience, and a summary of external auditor service fees), is contained in Schedule C to the Company's annual information form for the year ended December 31, 2005.

Shareholder Proposals

A shareholder intending to submit a proposal at an annual meeting must comply with applicable provisions of the Canada Business Corporations Act. The Company will include a shareholder proposal in management's proxy circular prepared in connection with the annual meeting of shareholders in 2007 provided that such a proposal is received by the Corporate Secretary in the Company's principal executive office on or before December 12, 2006 and provided that such a proposal is required to be included in the Company's management proxy circular pursuant to the applicable terms of the Canada Business Corporations Act.

Directors' and Officers' Liability Insurance

The Company carries directors' and officers' liability insurance to a maximum of US$50,000,000 per claim, subject to an aggregate annual limit of US$50,000,000 for all directors and officers. This policy covers all directors and officers and various senior managers of the Company and its subsidiaries. There is no deductible applicable to the policy. The premium payable by the Company for the year January 1, 2006 to January 1, 2007 is US$382,500. No directors, officers or managers will pay any portion of the premium.

Additional Information

Information related to the Company is available on SEDAR at www.sedar.com. Financial information for the fiscal year ended December 31, 2005 is provided in the Company's comparative audited consolidated financial statements and annual management's discussion and analysis ("MD&A").

Copies of this Circular, the annual report financial review which contains the comparative audited consolidated financial statements of the Company and the annual MD&A, any interim financial statements of the Company subsequent to those statements contained in the annual report financial review, and the Company's annual information form for the fiscal year ended December 31, 2005 as filed with Canadian securities commissions and with the United States Securities and Exchange Commission under Form 40-F, may be obtained without charge by contacting the Investor Relations and Corporate Communications Department, Talisman Energy Inc., Suite 3400, 888 Third Street S.W., Calgary, Alberta, T2P 5C5, or by e-mail at tlm@talisman-energy.com.

DIRECTORS' APPROVAL

The contents and the sending of this Circular have been approved by the directors of the Company.

M. Jacqueline Sheppard
Corporate Secretary

March 13, 2006

18    M A N A G E M E N T P R O X Y C I R C U L A R

SCHEDULE A – STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Highlights of 2005 Governance Efforts

The following statement addresses the principal matters relating to the Company's corporate governance practices. In 2005, the Company's ongoing governance efforts included the following:

  •
  All directors except the President and Chief Executive Officer were determined to be independent in accordance with applicable securities legislation.

  •
  All members of Audit, Governance and Nominating and Management Succession and Compensation Committees were determined to be independent in accordance with applicable securities legislation.

  •
  The director share ownership policy was revised to link share ownership requirements to annual retainers for Board members.

  •
  All directors and executive officers met share ownership guidelines.

  •
  The Company does not currently intend to grant director stock options to non-executive directors.

  •
  Shareholders were given the opportunity to vote for individual directors.

  •
  Mandatory ethics awareness training was completed by all permanent employees of the Company between May and July.

  •
  An accounting and auditing complaints procedure was established.

  •
  The terms of reference of the Board of Directors and its committees were updated.

  •
  The Board, Board Committee and individual director evaluation process was updated and completed.

  •
  Succession planning for new directors continues.

Overview

The Company's corporate governance practices satisfy all the existing guidelines for effective corporate governance established by National Instrument 58-101 and National Policy 58-201 (collectively, the "CSA Rules"), all of the New York Stock Exchange ("NYSE") corporate governance listing standards applicable to non-U.S. companies and substantially all of the NYSE corporate governance listing standards applicable to U.S. companies. In 2005, the Toronto Stock Exchange ("TSX") replaced its corporate governance principles with a requirement that listed issuers comply with the CSA Rules.

With respect to the NYSE corporate governance listing standards, the Company's corporate governance practices differ in only three respects from those applicable to U.S. companies. First, the NYSE listing standards require shareholder approval of all equity compensation plans and any material revisions to such plans, regardless of whether the securities to be delivered under such plans are newly issued or purchased on the open market, subject to a few limited exceptions. In contrast, the TSX rules require shareholder approval of equity compensation plans only when such plans involve newly issued securities. Equity compensation plans that do not provide for a fixed maximum number of securities to be issued must have a rolling maximum number of securities to be issued based on a fixed percentage of the issuer's outstanding securities and must also be approved by shareholders every three years. If the plan provides a procedure for its amendment, the TSX rules require shareholder approval of amendments only where the amendment involves a reduction in the exercise price or an extension of the term of options held by insiders. Secondly, the NYSE listing standards require that any waivers of a company's code of business conduct and ethics for directors or executive officers be promptly disclosed. The Company complies with the requirements of the CSA Rules which specify that material departures from the Policy on Business Conduct and Ethics by a director or executive officer which constitute a material change to the Company will be promptly disclosed to shareholders. Finally, the NYSE listing standards require that the Audit Committee charter specify that the Audit Committee assist the Board of Directors in its oversight of the Company's compliance with legal and regulatory requirements. The Company's Board oversees the Company's compliance with legal and regulatory requirements and this responsibility specifically forms part of the Board's Terms of Reference. Each of the Board committees assists the Board in its oversight of the Company's compliance with legal and regulatory requirements in each of their areas of responsibility.

Summaries of the mandates of the Board, its committees (including position descriptions for the Chair of each committee), the Chairman and the Chief Executive Officer may be obtained from the Company website at www.talisman-energy.com or upon request from: Investor and Corporate Communications Department, Talisman Energy Inc., Suite 3400, 888 Third Street S.W., Calgary, Alberta, T2P 5C5, e-mail: tlm@talisman-energy.com. The Terms of Reference for the Board are reproduced in their entirety in this Schedule. In addition, the Terms of Reference for the Audit Committee are reproduced in their entirety in Schedule C to the Company's annual information form for the year ended December 31, 2005.

M A N A G E M E N T P R O X Y C I R C U L A R 19

Independence of the Board

The CSA Rules state that a board should have a majority of independent directors. An independent director is defined as an individual who has no direct or indirect material relationship with the Company (that is, a relationship which could, in the view of the Company's Board of Directors, be reasonably expected to interfere with the exercise of a director's independent judgment). From January to December 2005, the Board of Directors of the Company was comprised of nine directors, eight of whom, including the Chairman of the Board, qualified as independent directors as defined by the CSA Rules and Multilateral Instrument 52-110. The only related director is James W. Buckee, President and Chief Executive Officer of the Company. In December 2005, William R.P. Dalton was appointed as a director of the Company and in March 2006, Charles R. Williamson was also appointed as a director of the Company. The Board has therefore determined that in accordance with the CSA Rules, ten of the eleven current directors have no direct or indirect material relationship with the Company and that the Company is in compliance with the majority independent requirement of the CSA Rules.

In accordance with a New York Stock Exchange rule that listed companies must have a majority of independent directors, the Board has determined that none of the ten unrelated directors has any material relationship with the Company (other than serving as a director of the Company). Therefore, the Board has determined that all ten unrelated directors (being Douglas D. Baldwin, William R.P. Dalton, Kevin S. Dunne, Al L. Flood, Dale G. Parker, Lawrence G. Tapp, Stella M. Thompson, Robert G. Welty, Charles R. Williamson and Charles W. Wilson) are independent as defined by the rules of the New York Stock Exchange. Douglas D. Baldwin, William R.P. Dalton, Al L. Flood, Charles R. Williamson and Charles W. Wilson have relationships with the Company through their directorships or shareholdings with TransCanada Corporation and TransCanada PipeLines Limited (collectively "TransCanada") and the University of Calgary (the "University") in the case of Douglas D. Baldwin, the HSBC group of companies in the case of William R.P. Dalton, the Canadian Imperial Bank of Commerce ("CIBC") in the case of Al L. Flood, Unocal Corporation (now Chevron Corporation ("Chevron)) and Weyerhaeuser Inc. ("Weyerhaeuser") in the case of Charles R. Williamson and Akita Drilling Ltd. ("Akita") in the case of Charles W. Wilson. The Company has ordinary course business dealings with each of TransCanada, HSBC, CIBC, Chevron, Weyerhaeuser and Akita, and has made donations to the University. The Board of Directors determined that neither Mr. Baldwin's, Mr. Dalton's, Mr. Flood's nor Mr. Williamson's relationship with the Company is material on account of the aforementioned relationships, principally on the grounds that (i) the relationships the Company has with each of TransCanada, HSBC, CIBC, Chevron and Weyerhaeuser were entered into on terms substantially similar to those that would be offered to comparable counterparties in similar circumstances; and (ii) the termination of a relationship with TransCanada, the University, HSBC, CIBC, Chevron or Weyerhaeuser in the normal course of business would not reasonably be expected to have a material and adverse effect on the financial condition, results of operations or business of TransCanada, the University, HSBC, CIBC, Chevron or Weyerhaeuser. In other words, the personal interests of these directors are not linked to the Company's successes through the entities listed above. In addition, the Board has determined that the Company's relationship to Akita might be material to Akita, however, the Board has determined that Mr. Wilson's relationship with the Company is not material on account of the aforementioned relationship, principally on the grounds that: (i) the relationship that the Company has with Akita was entered into on terms substantially similar to those that would be offered to comparable counterparties in similar circumstances; and (ii) Mr. Wilson's personal economic exposure to Akita is not material to him. Accordingly, the Company's relationship with each of TransCanada, the University, HSBC, CIBC, Chevron, Weyerhaeuser and Akita does not compromise Mr. Baldwin's, Mr. Dalton's, Mr. Flood's, Mr. Williamson's or Mr. Wilson's independence, as applicable.

The composition of the Board, including the independence of the Chairman and his specified role, ensures that the Board has in place appropriate structures and procedures which allow the Board to function independently of management. All committees of the Board of Directors are composed entirely of unrelated, independent directors with the exception of the Executive Committee and the Pension Funds Committee, the majority of whose members are unrelated and independent.

20    M A N A G E M E N T P R O X Y C I R C U L A R

The results of the independence determinations made by the Board of Directors follow in tabular form:

Name of Director[1]	Independent (I) /Non-Independent (NI)	Committee Memberships

Douglas D. Baldwin	I	Executive, Governance and Nominating, Management Succession and Compensation, Reserves
James W. Buckee	NI	Executive, Pension
William R.P. Dalton	I	N/A2
Kevin S. Dunne	I	Governance and Nominating, Pension, Reserves
Lawrence G. Tapp	I	Governance and Nominating, Management Succession and Compensation
Stella M. Thompson	I	Executive, Management Succession and Compensation, Pension
Robert G. Welty	I	Audit, Governance and Nominating
Charles R. Williamson	I	N/A2
Charles W. Wilson	I	Audit, Executive, Reserves

Notes:

1
The above chart does not include Al L. Flood and Dale G. Parker, who will retire from the Board of Directors at the conclusion of the Meeting.
2
Mr. Dalton was appointed a director in December 2005, and Mr. Williamson was appointed a director in March 2006. As a result, neither Mr. Dalton nor Mr. Williamson currently serve on any Board Committees. Committee appointments will be made in May 2006 following completion of the Meeting.

The Company's Board of Directors has adopted a policy regarding Board succession. The policy states that an independent director should offer to resign if he or she has ceased to be independent. Board members are also required to advise the Chairman of the Governance and Nominating Committee where there is a significant change in the member's personal status including a negative change in public profile, or significant changes in employment or health. Upon receipt of any such notification, the Governance and Nominating Committee will consider the member's change in status in light of the Company's recruitment criteria and Board succession plans and, depending on the results of those deliberations, may request the member's resignation from the Board of Directors.

Other Directorships

Certain directors of the Company serve as directors of other issuers. Disclosure of these directorships is contained in the Circular under the heading "Election of Directors". As at March 13, 2006, there were no interlocking relationships between directors of the Company.

The Company's Governance and Nominating Committee monitors the amount of other board memberships for current and proposed directors on an ongoing basis to ensure the ability of all directors to effectively act in the best interests of the Company.

Responsibilities of the Board

The Board of Directors of the Company sees its principal role as stewardship of the Company and its fundamental objective as the creation of shareholder value, including the protection and enhancement of the value of the Company's assets. The Board's stewardship responsibility means that it oversees the conduct of the business and management, which is responsible for developing long-term strategy and conducting the Company's day-to-day business. In addition to strategy discussions at regularly scheduled Board meetings, the Board meets at an extended annual Board session to specifically review and approve corporate strategy.

The Board assesses and ensures systems are in place to manage the risks of the Company's business with the objective of preserving the Company's assets. The Board, through the Chief Executive Officer, sets the attitude and disposition of the Company towards compliance with applicable laws, environmental, safety and health policies, financial practices and reporting. In addition to its primary accountability to shareholders, the Board is also accountable to employees, government authorities, other stakeholders and the public.

In fulfilling its primary responsibilities, the Board ensures that the Company has:

  •
  established long-term goals and a strategic planning process, identified and has an understanding of the principal risks of the Company's business and implemented appropriate systems to monitor and manage those risks;

  •
  established processes to manage and measure management's, and in particular, the Chief Executive Officer's performance in achieving the Company's stated objectives, including appropriate training, monitoring, development and succession planning of management;

  •
  established internal controls and management systems to effectively monitor the Company's operations and ensure compliance with applicable laws, regulations and policies;

M A N A G E M E N T P R O X Y C I R C U L A R 21

  •
  implemented processes to properly oversee Company sponsored pension plans; and

  •
  adopted a communications program for effectively communicating with and receiving feedback from shareholders, employees, government authorities, other stakeholders and the public.

The Board is also required to:

  •
  satisfy itself as to the business and professional integrity of the Chief Executive Officer and other executive officers, as well as the Chief Executive Officer and the executive officers' creation of a culture of integrity through the Company;

  •
  develop the Company's approach to corporate governance, the review of which is led by the Governance and Nominating Committee of the Board; and

  •
  monitor compliance with the Company's Policy on Business Conduct and Ethics.

Expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at board meetings and advance review of meeting materials, are included in the Terms of Reference for the Board and are also communicated in orientation sessions for new Board members.

The Board of Directors may delegate authority over certain matters to a committee of the Board, provided that certain responsibilities of the Board are sufficiently important to warrant the attention of the full Board and, accordingly, are not delegated or are only delegated in a qualified or partial manner, including:

  •
  submitting to shareholders any matter requiring their approval;

  •
  filling vacancies among the directors or in the office of external auditor or appointing additional directors;

  •
  issuing securities, declaring dividends or repurchasing the Company's own shares;

  •
  approving management proxy circulars;

  •
  approving annual financial statements;

  •
  approving the annual statement of reserves data and other oil and gas information and reports thereon; and

  •
  adopting, amending or repealing by-laws.

The Board of Directors has developed Terms of Reference for the Board embodying the foregoing which are reproduced in their entirety at the end of this Schedule. To assist Board members in performing their responsibilities, the Company has adopted a policy whereby, with the approval of the Chairman of the Governance and Nominating Committee, a Board member may engage an outside advisor at the Company's expense.

Orientation and Continuing Education

The Company has an orientation and development program for its Board. An orientation manual, which is updated for existing directors on a regular basis, is provided to new Board members who are expected to review and become familiar with its contents. In addition, the Company conducts an orientation session with new directors to review the Company's business, expectations of directors, current issues and opportunities and corporate goals and objectives. The Company also provides directors with opportunities to increase their knowledge and understanding of the Company's business. The Board visits one of the Company's international locations, major domestic facilities or operating areas on an annual basis. Briefings on strategic issues are completed on an ongoing basis but specifically at an annual strategy session, and typically include reviews of the competitive environment, the Company's performance relative to its peers, and any other developments that could materially affect the Company's business. The Board is also briefed on a regular basis on corporate governance developments and emerging best practices in corporate governance. In 2005, activities of the Board included a site visit to one of the Company's international operations, an educational session on the sociopolitical climate of one of the Company's operating regions and a visit to a third party's major regional project. In addition, the Chairman of the Board traveled to a subsidiary's offices with senior executives to receive an overview of the region's operations.

22    M A N A G E M E N T P R O X Y C I R C U L A R

Summary of Meetings Held, Attendance Record

During 2005, the following Board and Board committee meetings were held:

Board of Directors	9
Executive Committee	1
Audit Committee	5
Management Succession and Compensation Committee	4
Pension Funds Committee	2
Governance and Nominating Committee	4
Reserves Committee	2

Of the Board meetings listed above, three were called as special meetings and one was held outside of Canada.

In-camera sessions comprising only independent directors are required at each Board meeting and the Roles and Responsibilities of the Chairman of the Board contemplate that the holding of such meetings is a duty of the Chairman. During the year ended December 31, 2005, the Board held five in-camera sessions (one at each regularly scheduled Board session excluding the Board meeting immediately following the shareholders' meeting). In addition, separate in-camera sessions were conducted by the Reserves Committee with the Company's Internal Qualified Reserves Evaluator and by the Audit Committee with both the external auditor and internal auditors. The Chairman maintains regular contact with Board members regarding issues to come before the Board, and to solicit views on matters considered important to the function of the Board.

The attendance record of each director during the 12 month period ended December 31, 2005 is as follows:

Name[3]	Committee Memberships	Board Meetings Attended		Committee Meetings Attended

Douglas D. Baldwin	Executive, Governance and Nominating, Management Succession and Compensation, Reserves	9 of 9		11 of 11
James W. Buckee	Executive, Pension	9 of 9		3 of 3
Kevin S. Dunne	Governance and Nominating, Pension, Reserves	9 of 9		8 of 8
Al L. Flood	Audit, Management Succession and Compensation	8 of 9	[1]	7 of 9	[1]
Dale G. Parker	Audit, Pension	9 of 9		7 of 7
Lawrence G. Tapp	Governance and Nominating, Management Succession and Compensation	8 of 9	[2]	8 of 8
Stella M. Thompson	Executive, Management Succession and Compensation, Pension	8 of 9	[2]	7 of 7
Robert G. Welty	Audit, Governance and Nominating	9 of 9		9 of 9
Charles W. Wilson	Audit, Executive, Reserves	9 of 9		7 of 8	[2]

Notes:

1
Mr. Flood was unable to attend a single session at which one Board meeting and two Board Committee meetings were held due to a family death.
2
Each of Mr. Tapp, Ms. Thompson and Mr. Wilson were unable to attend one meeting due to conflicts with previously scheduled business commitments. In each case, meeting materials were reviewed by the director unable to attend.
3
William R. P. Dalton was appointed to the Board of Directors effective December 30, 2005 and is therefore not included in the above chart. Mr. Dalton attended one Board session as a guest.

Board Succession

The Governance and Nominating Committee continued to consider succession planning for Board members in 2005.

In 2004, the Governance and Nominating Committee adopted screening and assessment guidelines to assist in the process of identifying new Board members. To assist in the Company's selection process, the Governance and Nominating Committee created a profile of ideal characteristics and qualifications of new nominees which takes into account the Company's governance framework and current Board composition. In 2005, the Governance and Nominating Committee utilized this profile to identify specific candidates who possessed the experience, education and general characteristics profiled. Additional background research and analysis of pre-existing relationships was completed to further define the list of candidates. At the request of the Governance and Nominating Committee, the Chairman of the Board and the

M A N A G E M E N T P R O X Y C I R C U L A R 23

Chief Executive Officer conducted interviews with various candidates. The Board of Directors was updated on succession planning efforts at each regularly scheduled Board meeting.

As a result of these efforts, William R.P. Dalton was appointed as a director of the Company in December 2005, and Charles R. Williamson was appointed as a director of the Company in March 2006. Shareholders will be asked to elect both Mr. Dalton and Mr. Williamson as directors at the May 9, 2006 Meeting (See "Election of Directors" in the Circular).

The Governance and Nominating Committee's director succession planning is an ongoing exercise. An external consultant has also been retained to assist in succession planning for the Chairman of the Board.

Terms of Reference

In 2005, the Governance and Nominating Committee undertook to update the Terms of Reference for the Board of Directors and all Board Committees to reflect evolving committee responsibilities, the CSA Rules and current developments in corporate governance. The Board of Directors approved the changes to the Terms of Reference in March 2005. Minor changes to the Governance and Nominating Committee's Terms of Reference were subsequently made in July 2005.

Each Board Committee is asked on an annual basis to consider whether changes to its Terms of Reference are required. All changes to Terms of Reference are reviewed by the Governance and Nominating Committee before recommendations are made to the Board.

Committees of the Board

The Board of Directors has established six committees: the Audit Committee, the Executive Committee, the Governance and Nominating Committee, the Management Succession and Compensation Committee, the Pension Funds Committee and the Reserves Committee. All committees are comprised of a majority of unrelated, independent directors. The President and Chief Executive Officer is the only related director on the Board and is a member of the Executive Committee and the Pension Funds Committee. All other committees are composed exclusively of unrelated, independent directors. With the exception of the Executive Committee, for which there are no regularly scheduled meetings, the committees of the Board convene in accordance with an annually developed schedule.

Audit Committee

Members:    The Audit Committee consists of Al L. Flood, Dale G. Parker, Robert G. Welty 1, and Charles W. Wilson, all of whom are unrelated, independent directors. One member of the Audit Committee simultaneously serves on the audit committees of more than three public companies. The Board has determined that such simultaneous service does not impair the ability of this member to effectively serve on the Company's Audit Committee. Note:

1
Denotes Committee Chair.

The Board has also determined that all members of the Audit Committee are "financially literate" as defined in Multilateral Instrument 52-110. An individual is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer's financial statements. The Board has also determined that Robert G. Welty is an "audit committee financial expert" as defined by the listing standards of the New York Stock Exchange and related US securities legislation.

Mandate:    The primary roles and responsibilities of the Audit Committee include:

  •
  reviewing and recommending to the Board for approval, the Company's annual earnings press release, annual financial statements and the related discussion and analysis of management;

  •
  reviewing and approving all interim earnings press releases, the Company's interim financial statements (prior to their publication, filing or delivery to securityholders) and the related discussion and analysis of management;

  •
  reviewing and approving, as prescribed, other financial information;

  •
  recommending to the Board the auditors who will be proposed at the annual shareholders' meeting for appointment as the Company's external auditor for the ensuing year;

  •
  evaluating and ensuring the independence of the Company's auditor;

  •
  reviewing and pre-approving the terms of the annual external audit engagement plan, as well as non-audit services the auditor is to perform;

  •
  reviewing results of external audit activities;

24    M A N A G E M E N T P R O X Y C I R C U L A R

  •
  reviewing the Company's ongoing relationship with its auditor;

  •
  maintaining direct access to the Company's internal auditors and external auditor and meeting separately with each group;

  •
  overseeing the internal audit function of the Company and its relationship with the Company's auditors and management;

  •
  reviewing and assessing regularly:

  (a)
  the quality and acceptability of accounting policies and financial reporting practices used by the Company;

  (b)
  any significant proposed changes in financial reporting and accounting policies and practices to be adopted by the Company;

  (c)
  any new or pending developments, in accounting and reporting standards that may affect the Company;

  (d)
  the key financial estimates and judgments of management that may be material to the financial reporting of the Company;

  (e)
  policies related to financial disclosure risk assessment and management; and

  (f)
  responses by management to material information requests from government or regulatory authorities which may have an impact on the financial reporting of the Company;

  •
  reviewing and obtaining reasonable assurance that the Company's internal financial control and information systems are properly designed and effectively implemented to produce accurate, appropriate and timely financial information;

  •
  reviewing insurance coverage of significant business risks;

  •
  receiving a report on the Company's material subsidiaries concerning any material non-routine structures;

  •
  reviewing corporate policies within the scope of its responsibility and monitoring compliance with such policies;

  •
  in respect of matters within the Audit Committee's purview and delegation, assisting the Board in its oversight of the Company's compliance with legal and regulatory requirements;

  •
  directing and supervising the investigation into any matter brought to the Committee's attention within the scope of its duties; and

  •
  reporting to the Board at each regularly scheduled meeting following any Audit Committee meeting.

The Audit Committee has the authority to engage independent counsel and other advisers having special competencies, as it determines necessary to carry out its duties, and it determines the appropriate amount of funding the Company is to provide for compensation of such advisors.

For additional information on the Audit Committee, please see Schedule C to the Company's annual information form for the year ended December 31, 2005.

Audit Committee Report

The following report of the Audit Committee of the Company shall not be deemed to be "soliciting material" or to be "filed" with the Canadian securities regulators or the U.S. Securities and Exchange Commission ("SEC"), nor shall this report be incorporated by reference into any filing made by the Company under the U.S. Securities Act of 1933, as amended, or the U.S. Securities Exchange Act of 1934, as amended.

The Audit Committee met with management and the independent auditor to review and discuss the December 31, 2005 financial statements. The Audit Committee also discussed with the independent auditor the matters included in the U.S. Statement on Auditing Standards No. 61 (Communication with Audit Committees). The Audit Committee has also received written disclosures from the independent auditor included in the U.S. Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the Audit Committee discussed with the independent auditor that firm's independence.

Based upon the Audit Committee's review and discussions with management and the independent auditor, and the Audit Committee's review of the representations of management and the independent auditor, the Audit Committee recommended that the Board of Directors approve the audited consolidated financial statements for filing with the Canadian securities regulators and the SEC, and include the audited consolidated financial statements in the Company's annual report to shareholders for the year ended December 31, 2005.

The Audit Committee is committed to compliance with all applicable accounting policies, procedures and related controls. In accordance with the requirements of the U.S. Securities Exchange Act of 1934 and Multilateral Instrument 52-110, the Audit Committee has adopted procedures for

M A N A G E M E N T P R O X Y C I R C U L A R 25

(a) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters. These procedures were implemented prior to the 2005 shareholders' meeting. The Company has amended its Policy on Business Conduct and Ethics to codify these practices.

  The Audit Committee

  Robert G. Welty, Chair
  Al L. Flood
  Dale G. Parker
  Charles W. Wilson

Executive Committee

Members:    The Executive Committee consists of Douglas D. Baldwin 1, James W. Buckee, Stella M. Thompson, and Charles W. Wilson, of whom only James W. Buckee is a related, non-independent director.

Mandate:    The Executive Committee is an extension of the full Board and convenes to take action when it is not practicable to call a meeting of the full Board. Consequently, the Executive Committee has no regularly scheduled meetings. The Executive Committee may exercise, subject to applicable laws, all of the powers and discretions of the full Board, provided that the powers of the Committee do not include those listed previously as warranting the attention of the full Board.

Governance and Nominating Committee

Members:    The Governance and Nominating Committee consists of Douglas D. Baldwin, Kevin S. Dunne, Lawrence G. Tapp1, and Robert G. Welty, all of whom are unrelated, independent directors.

Mandate:    The primary roles and responsibilities of the Governance and Nominating Committee include:

  •
  developing a set of corporate governance principles and guidelines applicable to the Company and reviewing and approving the Company's annual disclosure of corporate governance compliance;

  •
  establishing a long-term plan for composition of the Board;

  •
  establishing a process for identifying, recruiting and appointing new directors and recommending nominees for election to the Board;

  •
  reviewing and recommending the education and orientation program for new Board members;

  •
  reviewing periodically the size of the Board to ensure its continued effectiveness;

  •
  assessing the effectiveness of, and ensuring there is a succession plan for, the Chairman of the Board;

  •
  reviewing and determining director compensation to ensure such compensation properly reflects the responsibilities and risks involved in being a director (this includes, but is not limited to reviewing the purpose of, and recommending grants under, the Deferred Share Unit Plan);

  •
  developing written position descriptions for the Chairs of the Committees and the Chairman of the Board;

  •
  reviewing the general responsibilities and function of the Board, its committees and the roles of the Chairman of the Board and the Chief Executive Officer;

  •
  assessing the needs of the Board in terms of frequency, location and conduct of Board and committee meetings;

  •
  in respect of matters within the Governance and Nominating Committee's purview and delegation, assisting the Board in its oversight of the Company's compliance with legal and regulatory compliance;

  •
  considering, and when appropriate, granting waivers from the application of the Policy on Business Conduct and Ethics to executive officers and directors. All material waivers shall be promptly disclosed to shareholders in accordance with securities legislation; and

  •
  considering requests from individual directors or committees to engage outside advisors.

Note:

1
Denotes Committee Chair.

26    M A N A G E M E N T P R O X Y C I R C U L A R

Management Succession and Compensation Committee

Members:    The Management Succession and Compensation Committee consists of Douglas D. Baldwin, Al L. Flood 1, Lawrence G. Tapp, and Stella M. Thompson, all of whom are unrelated, independent directors.

Mandate:    The primary roles and responsibilities of the Management Succession and Compensation Committee include:

  •
  reviewing succession plans for key management positions within the Company and its subsidiaries;

  •
  reviewing management development policies and practices and staffing plans in the Company;

  •
  reviewing and recommending to the Board for approval the compensation and benefit policies of the Company and its subsidiaries, the terms and conditions of employee benefit plans, including incentive-compensation plans and equity-based compensation plans;

  •
  leading the process for assessing the performance of the Chief Executive Officer;

  •
  developing a written position description position for the Company's Chief Executive Officer and reviewing the employment agreements and annual performance contracts of the Chief Executive Officer and executive officers;

  •
  reviewing and approving the compensation levels of executive officers. In considering the Chief Executive Officer's compensation level, the Committee reviews and approves the corporate goals and objectives relevant to the Chief Executive Officer's compensation, evaluates the Chief Executive Officer's performance in light of those goals and objectives, and determines and approves the Chief Executive Officer's compensation level based on this evaluation;

  •
  reviewing and approving employee stock option grants in accordance with the terms of the Employee Stock Option Plan;

  •
  reviewing human resource strategies and policies;

  •
  producing and reviewing the Company's disclosure of executive compensation; and

  •
  in respect of matters within the Management Succession and Compensation Committee's purview and delegation, assisting the Board in its oversight of the Company's compliance with legal and regulatory requirements.

Pension Funds Committee

Members:    The Pension Funds Committee consists of James W. Buckee, Kevin S. Dunne, Dale G. Parker, and Stella M. Thompson1, of whom only James W. Buckee is a related, non-independent director.

Mandate:    The primary roles and responsibilities of the Pension Funds Committee include:

  •
  approving the investment objectives and policy of the Company's pension plans;

  •
  reviewing the investment strategy, risk profile and performance of the plans and approving the asset class allocations of the plans;

  •
  approving the appointment and termination of investment managers and reviewing costs associated with the plan administration;

  •
  reviewing and approving annual financial statements and management reports of each plan; and

  •
  in respect of matters within the Pension Funds Committee's purview and delegation, assisting the Board in its oversight of the Company's compliance with legal and regulatory requirements.

Reserves Committee

Members:    The Reserves Committee consists of Douglas D. Baldwin, Kevin S. Dunne, and Charles W. Wilson 1, all of whom are unrelated, independent directors.

Mandate:    The primary roles and responsibilities of the Reserves Committee include:

  •
  reviewing the Company's procedures relating to the disclosure of information with respect to oil and gas activities;

  •
  reviewing the Company's procedures for providing information to the qualified reserves evaluator or auditor who reports on reserves data;

  •
  meeting with management and the qualified reserves evaluator or auditor to review the reserves data and the report of the qualified reserves evaluator or auditor and to determine whether any restrictions affect the ability of the qualified reserves evaluator or auditor to report on reserves data without reservation;

Note:

1
Denotes Committee Chair.

M A N A G E M E N T P R O X Y C I R C U L A R 27

  •
  reviewing and recommending to the Board for approval the content and filing of the Company's annual statement of reserves data and other oil and gas information;

  •
  reviewing and recommending to the Board for approval the filing of the annual report on reserves data by the qualified reserves evaluator or auditor;

  •
  reviewing and recommending to the Board for approval the content and filing of the Company's annual report of management and directors on oil and gas disclosure; and

  •
  in respect of matters within the Reserves Committee's purview and delegation, assisting the Board in its oversight of the Company's compliance with legal and regulatory requirements.

Roles and Responsibilities of the Chairman of the Board

The principal role of the Chairman of the Board is to manage and provide leadership to the Board of Directors. The Chairman is accountable to the Board and acts as a direct liaison between the Board and management of the Company through the Chief Executive Officer. In addition, the Chairman acts as a communicator for Board decisions where appropriate.

Other duties and responsibilities of the Chairman include:

  •
  providing independent advice and counsel to the Chief Executive Officer;

  •
  ensuring that the directors are properly informed and that sufficient information is provided to enable the directors to form appropriate judgments;

  •
  developing and setting the agendas for meetings of the Board, in concert with the Chief Executive Officer; and

  •
  recommending to the Board the appointment of members to the committees of the Board after consultation with the directors, management and the Governance and Nominating Committee.

In addition, the Chairman of the Board is specifically charged with responsibility for leading and managing the Board in discharging its responsibilities (See "Performance Assessments" herein). The Chairman's mandate directs him to ensure that the directors hold regular discussions without management present and he presides at such sessions. In addition, the Chairman acts as the Board's principal communicator with management.

Roles and Responsibilities of the Chief Executive Officer

The Chief Executive Officer is responsible for leading the development and execution of the Company's long term strategy with a view to creating shareholder value. The Chief Executive Officer's leadership role also entails being ultimately responsible for all day-to-day management decisions and for implementing the Company's long and short term plans. The Chief Executive Officer acts as a direct liaison between the Board and management of the Company and communicates to the Board on behalf of management. The Chief Executive Officer also communicates on behalf of the Company to shareholders, employees, government authorities, other stakeholders and the public.

Other duties and responsibilities of the Chief Executive Officer include:

  •
  leading the development of the Company's strategy, and leading and overseeing the implementation of the Company's long and short term plans in accordance with its strategy;

  •
  assessing the principal risks of the Company to ensure that these risks are being monitored and managed;

  •
  ensuring effective internal controls and management information systems are in place;

  •
  ensuring that the Company maintains high standards of corporate citizenship and social responsibility wherever it does business;

  •
  in concert with the Chairman, developing Board agendas; and

  •
  abiding by specific internally established control systems and authorities, leading by personal example and encouraging all employees to conduct their activities in accordance with all applicable laws and the Company's standards and policies, including its environmental, safety and health policies.

In addition, the Chief Executive Officer is made directly responsible for achieving the goals of the Company through an annual performance contract, which sets out specific financial, operational, long-term and short-term strategic and leadership goals. Please see the section headed "Summary of Executive Compensation" for a discussion of how the Chief Executive Officer's compensation is directly linked to achievement of the goals set out in his annual performance contract.

28    M A N A G E M E N T P R O X Y C I R C U L A R

Director Share Ownership Policy

The Company adopted a Deferred Share Unit Plan for non-employee directors effective January 1, 2001 to support the alignment of director and shareholder interests. More information about the Deferred Share Unit Plan is provided under the heading "Remuneration of Directors" in the Circular.

In August 1998, the Board adopted a program regarding director ownership of Company shares, which was subsequently updated by the Company's Governance and Nominating Committee in May 2004. In May 2005, the Governance and Nominating Committee further revised the director share ownership policy to link the amount of required director ownership levels to annual retainers for Board members. The program requires non-executive directors to own a minimum number of Common Shares and DSUs, to be accumulated over a five year period. The following accumulation schedule is currently in effect:

Timetable[1]	Multiple of Common Shares and/or Deferred Share Units to be Accumulated by all Non-Executive Directors[2,3]

End of Year 1	0.6 X Annual Retainer
End of Year 2	1.2 X Annual Retainer
End of Year 3	1.8 X Annual Retainer
End of Year 4	2.4 X Annual Retainer
End of Year 5	3.0 X Annual Retainer

Notes:

1
Refers to years of service as opposed to calendar years. Year 1 is deemed to have commenced on May 1, 2004 for all existing directors, and will commence on May 1 of such later year during which any new individual is elected director of the Company.
2
James W. Buckee as President and Chief Executive Officer, is required to comply with the Company's Executive Share Ownership Policy described below.
3
The Company does not currently intend to grant director stock options to non-executive directors.

In addition and irrespective of a non-executive director's actual Common Share or DSU ownership, a minimum of 40% of the annual Board retainer must be allocated to the DSU program. In addition, a director may voluntarily elect that all or a portion of his or her committee and Board attendance fees be allocated to the DSU program. Directors who do not meet the requirements of the director share ownership policy must either elect to receive a higher portion of their fees in the form of DSUs, exercise existing director stock options (if applicable) or otherwise purchase shares of the Company until they are in compliance with the accumulation schedule listed above.

All directors elected at the last shareholders' meeting own shares or DSUs of the Company that meet or exceed the levels of ownership set by the internal program described above. Mr. Dalton and Mr. Williamson will become subject to the requirements of the director share ownership policy if elected to the Board of Directors at the May 9, 2006 Meeting.

Executive Share Ownership Guidelines

In December 2004, the Management Succession and Compensation Committee considered and approved Executive Share Ownership Guidelines applicable to various officers of the Company effective January 1, 2005. The following basic accumulation schedule has been adopted:

Executive Level	Ownership Requirement

Chief Executive Officer	4 times base salary
Executive Vice-President	2 times base salary
Vice-President	1 times base salary

Executives to whom this policy applies must reach the minimum required level of share ownership within five years of the implementation of the policy. Ownership requirements also apply to persons becoming executives, and such individuals are required to reach the required level within five years of the date of his or her appointment. In calculating ownership, the aggregate value of Common Shares owned, and the net value of all exercisable and vested stock options may be used.

M A N A G E M E N T P R O X Y C I R C U L A R 29

Policy on Business Conduct and Ethics

In December 2003, the Company revised its Policy on Business Conduct and Ethics (the "Ethics Policy") to better reflect the evolving area of corporate responsibility and to incorporate the new corporate governance standards. In 2005, the Ethics Policy was updated to elaborate the Company's procedures for the reporting of complaints related to accounting and auditing matters, to conform various aspects of the Ethics Policy to the CSA Rules and to reflect various administrative changes.

The Board monitors compliance with the Ethics Policy. Certificates are required at least annually from all managers and appropriate employees, as well as all officers and directors of the Company which confirm compliance with the Ethics Policy or disclose any deviations therefrom. Disclosures contained in the certificates are compiled and reported to the Board of Directors for consideration. No waivers from this policy were granted for the benefit of the Company's directors or executive officers during the year ended December 31, 2005.

The Company's Ethics Policy is applicable to all directors, officers and employees of the Company, and can be obtained from the Company's website at www.talisman-energy.com or upon request from: Investor and Corporate Communications Department, Talisman Energy Inc., Suite 3400, 888 Third Street S.W., Calgary, Alberta, T2P 5C5, e-mail: tlm@talisman-energy.com. The Ethics Policy will also be filed with Canadian securities regulators and can be accessed through www.sedar.com.

Performance Assessments

In accordance with his Terms of Reference, the Chairman conducts an annual evaluation of the effectiveness of the Board, its committees and the individual directors. In 2005, the evaluation process was updated to incorporate current developments in corporate governance practices. Questionnaires which require self-assessments of the Board generally, Board Committees and individual directors are circulated to directors, and the Chairman of the Board interviews individual Board members on various matters contained in the questionnaires. The Chairman then reports his findings to the Governance and Nominating Committee and to the full Board and seeks Board approval to implement any recommendations that may result from this process. The Chair of the Governance and Nominating Committee evaluates the effectiveness of the Chairman annually.

The terms of the mandate of the Board ensure that the Company annually confirms or redetermines its long-term strategy and strategic objectives and sets its budget and development plan for the ensuing three year period. This process produces specific annual and longer term goals for the Company that are further developed into specific performance contracts for each of the executive officers of the Company based upon that executive officer's role in the Company. Through this process, each executive officer (including the President and Chief Executive Officer) individually, and the executive officers as a whole, are made directly responsible for achieving the annual and medium term goals of the Company. A significant portion of the annual compensation of each executive officer is based upon achieving these Company and individual goals.

Shareholder Communications

The Company has adopted a Disclosure Policy which applies to directors, employees and third parties who represent the Company and its subsidiaries. The objectives of the Disclosure Policy are to: (1) ensure that the Company broadly disseminates information in a timely manner in order to keep securityholders and capital markets appropriately informed regarding the Company; (2) prevent the improper use or disclosure of material information and give guidance on dealing with other confidential information pertaining to the Company; (3) raise awareness of disclosure requirements and the Company's approach to disclosure; (4) provide guidance concerning communicating corporate information to investors, industry analysts, members of the media and the investing public; and (5) ensure compliance with all applicable legal and regulatory requirements relating to disclosure.

In addition to the required annual, quarterly and timely reporting of information, the Company regularly makes presentations to industry analysts and investors and regularly holds investor open houses. The Company also meets informally upon request with investors and analysts, but is required to do so in accordance with the requirements of the Disclosure Policy. The Company's Investor Relations and Corporate Communications Department has the specific mandate of responding in a timely manner to all inquiries received from shareholders, analysts and potential investors. Shareholder inquiries or suggestions are forwarded to the appropriate person or to senior management. Shareholders may also obtain corporate information on the Company's external website at www.talisman-energy.com.

30    M A N A G E M E N T P R O X Y C I R C U L A R

TERMS OF REFERENCE – BOARD OF DIRECTORS

ROLES AND RESPONSIBILITIES

The principal role of the Board of Directors is stewardship of the Company with the creation of shareholder value, including the protection and enhancement of the value of its assets, as the fundamental objective. The stewardship responsibility means that the Board oversees the conduct of the business and management, which is responsible for the day-to-day conduct of the business. The Board must assess and ensure systems are in place to manage the risks of the Company's business with the objective of preserving the Company's assets. The Board, through the Chief Executive Officer ("CEO"), sets the attitude and disposition of the Company towards compliance with applicable laws, environmental, safety and health policies, financial practices and reporting. In addition to its primary accountability to shareholders, the Board is also accountable to employees, government authorities, other stakeholders and the public.

A.   Primary Responsibilities

The principal responsibilities of the Board required to ensure the overall stewardship of the Company are as follows:

1.
the Board must ensure that there are long-term goals and a strategic planning process in place. The CEO, with the approval of the Board, must establish long-term goals for the Company. The CEO formulates the Company's strategy, policies and proposed actions and presents them to the Board for approval. The Board brings objectivity and judgment to this process. The Board ultimately approves, on an annual basis, the strategic plan which takes into account, among other things, the opportunities and risks of the Company's business;

2.
the Board must identify and have an understanding of the principal risks associated with the Company's businesses, and must ensure that appropriate systems are in place which effectively monitor and manage those risks;

3.
the Board must ensure that processes are in place to enable it to monitor and measure management's, and in particular the CEO's, performance in achieving the Company's stated objectives. These processes should include appropriate training, development and succession planning of management;

4.
the Board shall satisfy itself as to the business and professional integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the Company;

5.
the Board must ensure that the necessary internal controls and management systems are in place that effectively monitor the Company's operations and ensure compliance with applicable laws, regulations and policies;

6.
the Board must monitor compliance with the Company's Policy on Business Conduct and Ethics;

7.
the Board must ensure that processes are in place to properly oversee Company sponsored pension plans; and

8.
the Board must ensure the Company has a communications program in place which effectively communicates with and receives feedback from shareholders. The Board must also ensure that the Company has appropriate processes in place to effectively communicate with employees, government authorities, other stakeholders and the public.

B.   Non-Delegable Responsibilities

Pursuant to the Canada Business Corporations Act (the "Act"), various matters are considered of such importance so as to warrant the attention of all Directors and, accordingly, the Act prescribes that such matters either cannot be delegated or may only be delegated in a qualified or partial manner:

1.
the submission of items to shareholders for their approval;

2.
the filling of a vacancy among the directors or in the office of auditor;

3.
the appointment of additional directors;

4.
the issue of securities;

5.
the declaration of dividends;

6.
the purchase, redemption or other acquisition of the Company's own shares;

7.
the payment of certain commissions prescribed by the Act;

8.
the approval of a management proxy circular;

M A N A G E M E N T P R O X Y C I R C U L A R 31

9.
the approval of annual financial statements;

10.
the adoption, amendment or repeal of by-laws; and

11.
the review and approval of

a.
the content and filing of the Company's statement of reserves data and other oil and gas information;

b.
the filing of the report on reserves data by the Company's Qualified Reserves Evaluator or Auditor; and

c.
the content and filing of the Company's report of management and directors on oil and gas disclosure.

C.   Typical Board Matters

The following is not an exhaustive list but typifies matters generally considered by the Board in fulfilling its responsibility for stewardship of the Company. The Board may determine it appropriate to delegate certain of these matters to committees of the Board:

1.
appointment of officers, other than executive officers;

2.
considering the appropriate size of the Board, with a view to facilitating effective decision-making;

3.
adopting a process to consider and assess the competencies and skills of each Board member and the Board as a whole;

4.
determining the remuneration of directors, auditors, and, if applicable, trustees of the pension funds;

5.
reviewing and recommending to shareholders, changes to capital structure;

6.
approving the Company's long term strategy and the annual capital expenditure plan of the Company and its subsidiaries and where appropriate any supplementary capital plan;

7.
approving banking, borrowing and investment policies;

8.
determining dividend policy;

9.
developing the Company's approach to corporate governance including, without limitation, developing a set of corporate governance principles and guidelines;

10.
approving the holding, location and date of meetings of shareholders;

11.
appointment of members to committees of the Board of Directors and approving terms of reference for and the matters to be delegated to such committees;

12.
granting any waivers from the Company's Policy on Business Conduct and Ethics for the benefit of the Company's directors or executive officers;

13.
granting and delegating authority to designated officers and employees including the authority to commit capital, open bank accounts, sign bank requisitions and sign contracts, documents and instruments in writing;

14.
determining the number of directors and recommending nominees for election by the shareholders;

15.
if applicable, appointing trustees of the pension plans;

16.
approving amendments to the Company's existing plans: Pension Plans, Employee Savings Plan, Employee Stock Option Plan, Director Stock Option Plan, employee benefits plans, or such other plans as the Company approves from time to time;

17.
approving the acquisition or disposition of certain corporate assets; and

18.
appointing the Company's transfer agents and registrars.

D.   Board Committees

The Board of Directors has the authority to appoint a committee or committees of the Board and may delegate powers to such committees (with the exceptions prescribed by the Act). The matters to be delegated to committees of the Board and the constitution of such committees are assessed annually or more frequently as circumstances require. The following committees are ordinarily constituted:

1.
the Governance and Nominating Committee, to deal with governance of the Company and the nomination and assessment of Directors;

32    M A N A G E M E N T P R O X Y C I R C U L A R

2.
the Audit Committee, to deal with financial reporting and control systems;

3.
the Pension Funds Committee, to deal with employee pension plans and related matters;

4.
the Management Succession and Compensation Committee, to deal with the assessment of management and succession to key positions and compensation within the Company;

5.
the Executive Committee, to deal with general corporate matters and matters which are incidental to previous Board authorizations; and

6.
the Reserves Committee, to deal with matters relating to the Company's oil and gas reserves and related reporting.

Composition and Procedure

The Board of Directors is elected annually by shareholders and consists of a minimum of four directors and a maximum of 20 directors, as determined from time to time by the Directors. The number of Directors is currently comprised of eleven members. While the election of directors is ultimately determined by the shareholders, it is the policy of the Board that a majority of the Directors as well as the Chairman of the Board be independent (as defined under applicable stock exchange rules and securities laws).

The Chairman of the Board presides as Chair at all meetings of the Board and shareholders of the Company. The Corporate Secretary or, in the absence of the Corporate Secretary, an Assistant Corporate Secretary attends all meetings of the Board and shareholders and records the proceedings thereof. The Corporate Secretary prepares and keeps minutes and records of all meetings of the Board.

Meetings of the Board of Directors, including telephone conference meetings, are to be held at such time and place as the Chairman of the Board, the President and CEO, an Executive Vice-President who is a Director, or any two Directors may determine. Notice of meetings shall be given to each Director not less than 48 hours before the time of the meeting. Meetings of the Board of Directors may be held without formal notice if all of the Directors are present and do not object to notice not having been given, or if those absent waive notice in any manner before or after the meeting.

Notice of meeting may be delivered personally, given by mail, facsimile or other electronic means of communication.

Any five members of the Board of Directors constitutes a quorum at any meeting.

Each Board member is expected to attend Board meetings and meetings of committees of which he or she is a member and to become familiar with deliberations and decisions as soon as possible after any missed meetings. In that regard, members of the Board are expected to prepare for Board (and committee) meetings by reviewing meeting materials distributed to members of the Board, to the extent feasible, in advance of such meetings. Matters of a confidential or sensitive nature may be discussed at Board (or committee) meetings without advance distribution of meeting materials to members of the Board. It is expected that members of the Board will actively participate in determining and setting the long and short term goals and interests of the Corporation.

In recognition of its independence, the Board shall regularly hold discussions without management present.

A resolution in writing signed by all the Directors entitled to vote on that resolution at a meeting of the Directors is as valid as if it had been passed at a meeting of the Directors. A copy of any such resolution in writing is kept with the minutes of the proceedings of the Directors.

At meetings of the Board, any matter requiring a resolution of the Directors is decided by a majority of the votes cast on the question; and in the case of an equality of votes, the Chair of the meeting is entitled to a second or casting vote.

The Board shall ensure that there is a process in place for annually evaluating the effectiveness of the Board, the committees of the Board and individual directors.

Compensation

No Director, unless he or she is an officer of the Company, should receive remuneration from the Company other than compensation received in his or her capacity as a Director.

M A N A G E M E N T P R O X Y C I R C U L A R 33

QuickLinks

Exhibit 99.2
MANAGEMENT PROXY CIRCULAR
GENERAL PROXY INFORMATION
Solicitation of Proxies
Distribution of Meeting Materials
Voting Procedures
Authority of Proxyholder
Appointment of Proxyholder
Revocation of Proxyholder
Interest of Certain Persons or Companies in Matters to be Acted Upon
Voting Shares and Principal Holders Thereof
Record Date
BUSINESS OF THE MEETING
Election of Directors
Appointment of Auditor
Amendment of Articles – Three for One Division of Common Shares
INFORMATION RELATING TO THE COMPANY
Compensation of Directors and Executive Officers
Remuneration of Directors
Securities Authorized for Issuance Under Equity Compensation Plans
Indebtedness of Directors and Officers
Interests of Informed Persons in Material Transactions
Statement of Corporate Governance Practices
Audit Committee Information
Shareholder Proposals
Directors' and Officers' Liability Insurance
Additional Information
DIRECTORS' APPROVAL
SCHEDULE A – STATEMENT OF CORPORATE GOVERNANCE PRACTICES
TERMS OF REFERENCE – BOARD OF DIRECTORS
ROLES AND RESPONSIBILITIES